      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1999
                                                    REGISTRATION NO. 333-_______
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                THE 3DO COMPANY

             (Exact name of Registrant as specified in its charter)

           DELAWARE                 94-3177293
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)       Number)

                              600 GALVESTON DRIVE
                             REDWOOD CITY, CA 94063
                                 (650) 261-3000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 JAMES A. COOK
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              600 GALVESTON DRIVE
                             REDWOOD CITY, CA 94063
                                 (650) 261-3000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

              NEIL WOLFF                           JOHN P. BARTHOLOMAY                        JEFFREY S. MARCUS
            YOICHIRO TAKU                          600 GALVESTON DRIVE                       S. DAVID GOLDENBERG
            BENJAMIN CHUN                     REDWOOD CITY, CALIFORNIA 94063               MORRISON & FOERSTER LLP
   WILSON SONSINI GOODRICH & ROSATI                   (650) 261-3000                     1290 AVENUE OF THE AMERICAS
       PROFESSIONAL CORPORATION                                                            NEW YORK, NEW YORK 10104
          650 PAGE MILL ROAD                                                                    (212) 468-8000
     PALO ALTO, CALIFORNIA 94304
            (650) 493-9300

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                               PROPOSED MAXIMUM
                           TITLE OF EACH CLASS OF                                 AGGREGATE           AMOUNT OF
                        SECURITIES TO BE REGISTERED                           OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $0.01 par value...............................................  $ 34,500,000.00     $    9,591.00

(1) Estimated pursuant to Rule 457.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 8, 1999

PROSPECTUS

                                         SHARES

                                   [3DO LOGO]

                                  COMMON STOCK

                               ------------------

    The 3DO Company is offering          shares to be sold in this offering. Of
these shares, we have reserved      shares for sale to William M. Hawkins III,
our Chairman and Chief Executive Officer, who has expressed an interest in purchasing shares in the offering. Any reserved shares not purchased by Mr. Hawkins will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The last reported sale price of our common stock on the Nasdaq National Market on June 8, 1999 was $5.00 per share.

                            ------------------------

                              PRICE $    PER SHARE
                            ------------------------

                                TRADING SYMBOL:
                      NASDAQ NATIONAL MARKET SYMBOL--THDO

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                                     PER SHARE       TOTAL
                                                                    -----------  --------------
Public offering price.............................................   $           $
Underwriting discounts and commissions............................   $           $
Proceeds to The 3DO Company.......................................   $           $

    The underwriters will not receive any underwriting discounts or commissions
from the sale of      shares to Mr. Hawkins. We have granted to the underwriters
an option to purchase up to       additional shares to cover over-allotments.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

GERARD KLAUER MATTISON & CO., INC.                     WEDBUSH MORGAN SECURITIES

                       Prospectus dated            , 1999

INSIDE FRONT COVER

    There is a green plastic army man figure saluting on a background of a fictitious green flag. Emblazoned across the foreground is:

    "I want you to know, I'd be proud to lead you to victory."--Sarge

GATEFOLD GRAPHIC

    There is a central bubble on a blue background with The 3DO Company logo inscribed and surrounded by the words: Engines, Libraries and Tools. Bubbles of various sizes radially emanate from the central bubble. Within each bubble is a graphic of an existing software title or a title under development with the letters, PC, N, or P attached in a smaller bubble and keyed to the legend: personal computer, Nintendo 64 and PlayStation Game Console. Several smaller bubbles with the words New Brands, PlayStation, Sequels, and N64 are dispersed across the entire graphic. The phrase, "Brand Leverage--Turning Technology Into Fantasy Worlds" is located in the upper-right corner. The 3DO Company logo is located in the lower-right corner.

    The following titles are included in bubbles in the graphic. Family Game Pack 2; Vegas Games 2000; BattleTanx II: Global Assault; Might and Magic VI: The Mandate of Heaven; Heroes of Might and Magic III; Armageddon's Blade Expansion Pack; Might and Magic VII: For Blood and Honor; Crusaders of Might and Magic; High Heat Baseball 1999; High Heat Baseball 2000; Army Men II; Army Men III; Army Men 3D; Army Men: Air Attack; Army Men: Sarge's Heroes.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

    3DO, 3DO Games Decathlon, Air Attack, Armageddon's Blade, Army Men, BattleTanx, Blood and Honor, Celebrity Poker, Crusaders of Might and Magic, Dark Auspices, Family Game Pack, Game Update, Gulf War: Operation Desert Hammer, Heroes, Heroes of Might and Magic, High Heat Baseball, Killing Time, Lead and Destroy, Meridian, Meridian 59 Liberation, Might and Magic, Might and Magic Crusade, Mind Games, Mother of All War Games, New World Computing, Real Combat. Plastic Men., Requiem: Avenging Angel, Sarge, Sarge's Heroes, Team
 .366, Toy Heroes, Toys in Space, Toy Wars, TruPitch, TruPlay, U.S. vs. Iraq, Uprising, Vegas Games, We're Here to Play, Worlds of Might and Magic and their respective logos are trademarks of The 3DO Company in the United States and other countries. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IN THIS PROSPECTUS, "3DO," "WE," "US" AND "OUR" REFER TO THE 3DO COMPANY AND ITS SUBSIDIARIES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, AND ESPECIALLY THE RISKS DESCRIBED UNDER "RISK FACTORS," BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. UNLESS WE STATE OTHERWISE IN THIS PROSPECTUS, ALL OF THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                THE 3DO COMPANY

    We are a leading developer and publisher of branded interactive entertainment software. Our software products operate on several multimedia platforms including personal computers, the Sony PlayStation and Nintendo N64 video game consoles, and the Internet. We are also developing software for the Nintendo Game Boy Color hand-held video game platform and are planning to develop software for next-generation video game consoles. We plan to continue to extend our popular brands across multiple categories, or "genres," and platforms. These brands include Army Men, BattleTanx, Family Game Pack, Heroes of Might and Magic, High Heat Baseball, and Might and Magic, many of which have won industry awards. Our software products cover a variety of genres, including action, strategy, adventure/role playing, sports and family entertainment. We develop our software internally in our company-owned studios and have created an extensive portfolio of versatile technologies that allow us to develop new software products more quickly and cost-effectively. Our software publishing revenues increased 409% to $48.0 million in our fiscal year ended March 31, 1999 from $9.4 million in our fiscal year ended March 31, 1998.

    The NPD Group estimates that retail sales of interactive entertainment software in the United States grew more than 25% to $4.9 billion in 1998 from $3.9 billion in 1997. Declining prices of video game consoles and personal computers, together with lower-cost, higher-quality graphics and audio capabilities, have led to a growing installed base of platforms and greater demand for video games. NPD estimates that a total of 20.9 million Sony PlayStation and Nintendo N64 video game console systems have been sold in the United States as of April 1999. International Data Corporation estimates that 46 million U.S. households owned a personal computer in 1998, of which over 71% have played video games on their personal computers.

    In fiscal 1999, we released 14 new products compared to three new products in fiscal 1998. We are currently developing over 25 new products that we expect to release in fiscal 2000. In the quarter ended March 31, 1999, our net income was $2.6 million on revenues of $23.2 million. In March 1999, we had three different titles in the top ten lists of games sold, one on each of the Sony PlayStation, Nintendo N64 and personal computer platforms, according to GameWeek and MCV magazines. We believe that growth in our software revenues and number of new products released, as well as achieving our first profitable quarter as a software company, demonstrate our successful transformation from a video game hardware company to a software publishing company.

    Our objective is to enhance our position as a leading developer and publisher of branded interactive entertainment software. The key elements of our strategy are to:

    - BUILD UPON OUR RECOGNIZED PORTFOLIO OF HIGH-QUALITY BRANDS. Our product strategy is to extend our established interactive entertainment software brands and proprietary technologies across multiple genres and platforms in order to better differentiate our products to consumers and retailers.

    - CONTINUE TO DEVELOP SOFTWARE PRODUCTS AND PROPRIETARY TECHNOLOGIES IN OUR INTERNAL DEVELOPMENT STUDIOS. We develop our interactive entertainment software and brands internally to better control product quality, development schedules and costs.

    - EXTEND OUR PROPRIETARY TECHNOLOGIES OVER MULTIPLE PRODUCTS, GENRES AND PLATFORMS. Our internal studios will continue to create an extensive portfolio of versatile, company-owned technologies, including interactive software engines, development tools, various programming codes and artwork, that we can use to develop new products more quickly and cost-effectively.

    - EXPAND OUR OPERATIONS IN EUROPE. In fiscal 2000, we plan to expand our European operations by increasing our direct sales and marketing efforts, as well as customizing our products for local markets.

    We distribute our products through a broad variety of retail outlets, including mass merchants, warehouse club stores, computer and software retail chains and other specialty retailers. We have significantly increased the number of retail outlets that sell our products to over 20,000 in fiscal 1999 from approximately 6,000 in fiscal 1998. Our largest retail customers in fiscal 1999 were Best Buy, Wal-Mart, Electronics Boutique, Babbage's, Toys "R" Us, Blockbuster Video, Target, Sears, Hollywood Video, KayBee Toys and Kmart. In addition, we have recently enhanced our sophisticated Web site to enable consumers to directly purchase products from us and to obtain game tips and chat on-line about our products.

    Our experienced management team is led by Trip Hawkins, our founder, Chairman and Chief Executive Officer, who also founded Electronic Arts and served as its Chairman and Chief Executive Officer.

    Our executive offices are located at 600 Galveston Drive, Redwood City, California 94063 and our telephone number is (650) 261-3000. Our Web site is located at www.3do.com. Information contained on our Web site should not be considered part of this prospectus.

                                  THE OFFERING

Common stock offered by 3DO.................  shares

Common stock to be outstanding immediately
  after this offering.......................  shares

Use of proceeds.............................  We expect to use the net proceeds of this offering for working capital and general
                                              corporate purposes, including approximately
                                              $10.0 million to develop software for
                                              next-generation video game platforms and $5.0
                                              million to expand our operations in Europe.
                                              See "Use of Proceeds."

Nasdaq National Market symbol...............  THDO

    The number of shares of our common stock outstanding immediately after this offering is based on shares of our common stock outstanding as of March 31, 1999, excluding treasury stock and also excluding 11,421,526 shares of our common stock subject to outstanding options and 5,546,670 shares of our common stock available for future grants under our stock option plan. If the underwriters exercise the over-allotment option in full, there will be shares outstanding.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except per share and other data)

    The following table summarizes our financial data. The data presented in this table are derived from the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations of Software Publishing Business" and our consolidated financial statements and notes to those statements that are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here. The as adjusted balance sheet data gives effect to this offering and the application of the
estimated net proceeds of approximately $   million.

                                                                                                  THREE MONTHS
                                                               YEAR ENDED MARCH 31,             ENDED MARCH 31,
                                                        ----------------------------------  ------------------------
                                                           1997        1998        1999        1998         1999
                                                        ----------  ----------  ----------  -----------  -----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

SOFTWARE PUBLISHING
Revenues..............................................  $    9,540  $    9,429  $   48,019   $   1,550    $  23,191
Gross profit..........................................       4,143       5,513      34,241         980       17,599
Operating income (loss)...............................     (39,500)    (22,981)    (14,095)     (6,707)       2,545
Income (loss) before taxes............................     (37,385)    (21,107)    (12,976)     (6,202)       2,529

HARDWARE SYSTEMS
Revenues..............................................  $   82,810  $   29,461          --          --           --
Gross profit..........................................      80,218      29,418          --          --           --
Operating income......................................      54,731      25,831          --          --           --
Gain on sale of hardware systems assets...............          --      18,032          --          --           --
Income before taxes...................................      54,731      43,863          --          --           --

CONSOLIDATED SOFTWARE PUBLISHING AND HARDWARE SYSTEMS
Income (loss) before taxes............................  $   17,346  $   22,756  $  (12,976)  $  (6,202)   $   2,529
Net income (loss).....................................      13,271      22,537     (13,167)     (6,338)       2,552
Basic net income (loss) per share.....................  $     0.48  $     0.85  $    (0.51)  $   (0.25)   $    0.10
Diluted net income (loss) per share...................  $     0.46  $     0.83  $    (0.51)  $   (0.25)   $    0.09

OTHER DATA:
Products released.....................................           4           3          14           1            5
Products sold.........................................          11           7          17           7           17

                                                                                                MARCH 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........................................  $  13,851
Working capital...........................................................................     15,675
Total assets..............................................................................     40,488
Short-term debt...........................................................................      9,505
Total stockholders' equity................................................................     20,115

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OUR QUARTERLY OPERATING RESULTS FREQUENTLY VARY SIGNIFICANTLY DUE TO FACTORS
  OUTSIDE OUR CONTROL.

    We have experienced and expect to continue to experience wide fluctuations in quarterly operating results as a result of a number of factors. We cannot control many of these factors, which include the following:

    - the timing and number of new title introductions;

    - the mix of sales of higher and lower margin products in a quarter;

    - market acceptance of our titles;

    - development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles;

    - announcements and introductions of new hardware platforms;

    - product returns;

    - changes in pricing policies by us and our competitors;

    - the timing of orders from major customers and distributors; and

    - delays in shipment.

    For these reasons, you should not rely on period-to-period comparisons of our financial results as indications of future results. Our future operating results could fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

OUR SALES ARE SEASONAL, AND WE DEPEND ON STRONG SALES DURING THE HOLIDAY SEASON.

    Sales of our titles are seasonal. Our peak shipments typically occur in the third and fourth calendar quarters (our second and third fiscal quarters) as a result of increased demand during the year-end holiday season. If we do not achieve strong sales in the second half of each calendar year, our fiscal year results would be adversely affected.

A SIGNIFICANT PORTION OF OUR REVENUES ARE DERIVED FROM A LIMITED NUMBER OF
  BRANDS, SO A DECLINE IN A BRAND'S POPULARITY MAY HARM OUR RESULTS.

    In fiscal 1999, three brands accounted for approximately 75% of our revenues. Titles in the Army Men brand represented 31%, BattleTanx represented 19%, and Might and Magic represented 25% of our total revenues in fiscal 1999. Because we depend on a limited number of brands for the development of sequels and line extensions, if one or more of our brands were to lose their current popularity, our revenues and profits may be seriously harmed. Furthermore, we cannot be certain that a sequel or line extension of a popular brand will be as popular as prior titles in that brand.

OUR BUSINESS DEPENDS ON "HIT" PRODUCTS, SO IF WE FAIL TO ANTICIPATE CHANGING
  CONSUMER PREFERENCES WE COULD SUFFER DECLINING REVENUES.

    Few interactive entertainment software products have achieved sustained market acceptance, with those "hits" accounting for a substantial portion of revenues in the industry. Our ability to develop a hit title depends on numerous factors beyond our control, including:

    - critical reviews;

    - public tastes and preferences that change rapidly and are hard to predict;

    - the price and timing of new interactive entertainment titles released and distributed by us and our competitors;

    - the availability, price and appeal of other forms of entertainment; and

    - rapidly changing consumer preferences and demographics.

    If we fail to accurately anticipate and promptly respond to these factors, our sales could decline. If we do not achieve adequate market acceptance of a title, we could be forced to accept substantial product returns or grant significant markdown allowances to maintain our relationship with retailers and our access to distribution channels.

IF WE DO NOT CREATE TITLES FOR NEW HARDWARE PLATFORMS, OUR REVENUES WILL
  DECLINE.

    The interactive entertainment software market and the personal computer and video game console industries in general have been affected by rapidly changing technology, which leads to software and platform obsolescence. Our titles have been developed primarily for multimedia personal computers and video game consoles, including the Nintendo N64 and Sony PlayStation. Our software designed for personal computers must maintain compatibility with new personal computers, their operating software and their hardware accessories. If we are unable to successfully adapt our software and develop new titles to function on various hardware platforms and operating systems, our business could be seriously harmed.

TITLES WE DEVELOP FOR NEW PLATFORMS MAY NOT BE SUCCESSFUL.

    If we design new titles or develop sequels to operate on a new platform, we will be required to make substantial development investments well in advance of the platform introduction. If the new platform does not achieve initial or continued market acceptance, then our titles may not sell many copies and we may not recover our investment in product development.

IF OUR NEW PRODUCT INTRODUCTIONS ARE DELAYED, WE COULD LOSE SIGNIFICANT
  POTENTIAL REVENUES.

    Most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year. We depend on the timely introduction of successful new products, including enhancements of or sequels to existing products and conversions of previously released products to additional platforms, to replace declining net revenues from older products.

    The complexity of product development, uncertainties associated with new technologies and the porting of our products to new platforms makes it difficult to introduce new products on a timely basis. We have experienced delays in the introduction of some new products. We anticipate that we will experience delays in the introduction of new products, including some products currently under development. We may also experience delays in receiving approval of our games from Sony and Nintendo. Delays in the introduction of products, especially in the third calendar quarter, could significantly harm our operating results.

IF OUR NEW PRODUCTS HAVE DEFECTS, WE COULD LOSE POTENTIAL REVENUES AND INCREASE
  OUR COSTS.

    Software products such as those we offer frequently contain errors or defects. Despite extensive product testing, in the past we have released products with software errors. This is likely to occur in the future as well. We offer warranties on our products, and may be required to repair or replace our defective products. Although we periodically offer software patches for our personal computer products, such errors may result in a loss of or delay in market acceptance and cause us to incur additional expenses and delays to fix these errors.

OUR GROSS MARGINS CAN BE SIGNIFICANTLY AFFECTED BY THE MIX OF PRODUCTS WE SELL.

    We typically earn a higher gross margin on sales of games for the personal computer platform. Gross margins on sales of products for game console platforms are generally lower because of:

    - license fees payable to Sony and Nintendo; and

    - higher manufacturing costs for game cartridges for the Nintendo N64 console platform.

Therefore, our gross margins in any period can be significantly affected by the mix of products we sell for the personal computer, Sony PlayStation and Nintendo N64 platforms.

IF WE DO NOT REDUCE COSTS OR PROPERLY ANTICIPATE FUTURE COSTS, OUR GROSS MARGIN
  MAY DECLINE.

    We anticipate that the average selling prices of our products may decrease in the future in response to a number of factors, particularly competitive pricing pressures and sales discounts. Therefore, to control our gross margin, we must also seek to reduce our costs of production. The costs of developing new interactive entertainment software have increased in recent years due to such factors as:

    - the increasing complexity and robust content of interactive entertainment software;

    - increasing sophistication of hardware technology and consumer tastes; and

    - increasing costs of licenses for intellectual properties.

    If our average selling prices decline, we must also increase the rate of new product introductions and our unit sales volume to maintain or increase our revenue. Furthermore, our budgeted research and development and sales and marketing expenses are partially based on predictions regarding sales of our products. To the extent that these predictions are inaccurate, our operating results may suffer.

IF NEW PLATFORMS ARE ANNOUNCED OR INTRODUCED, SALES OF OUR EXISTING TITLES COULD
  DECLINE SUDDENLY.

    Historically, the anticipation or introduction of next-generation video game platforms has resulted in decreased sales of interactive entertainment software for existing platforms. Sega has introduced its Dreamcast system in Japan and expects to introduce it in the United States and Europe in late 1999. We currently do not expect to publish products for this platform. Sony has recently announced the development of the next generation of the PlayStation. Nintendo has stated that it is in the process of developing a new video game platform. If sales of current models of multimedia personal computers or video game consoles level off or decline as a result of the anticipated release of new platforms or other technological changes, sales of our software titles developed for current platforms can be expected to decrease. We expect that as more advanced platforms are introduced, consumer demand for software for older platforms may decline. As a result, our titles developed for such platforms may not generate sufficient sales to make such titles profitable. Obsolescence of software or platforms could leave us with increased inventories of unsold titles and limited amounts of new titles to sell to consumers.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE
  EFFECTIVELY.

    The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. Our competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than us. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to third party software developers and licensors of desirable properties.

    Our competitors include the following:

    - We compete primarily with other publishers of interactive entertainment software for personal computer and video game consoles, including Acclaim Entertainment Inc., Activision, Inc., Eidos plc, Electronic Arts, GT Interactive Software Corp., Interplay Entertainment Corp., LucasArts Entertainment Company and THQ Inc.

    - Integrated video game console hardware/software companies such as Sony and Nintendo compete directly with us in the development of software titles for their respective platforms.

    - Large diversified entertainment or software companies, such as The Walt Disney Company or Microsoft, many of which own substantial libraries of available content and have substantially greater financial resources than us, may decide to compete directly with us or to enter into exclusive relationships with our competitors.

IF WE DO NOT COMPETE SUCCESSFULLY FOR RETAIL SHELF SPACE, OUR SALES WILL
  DECLINE.

    Retailers of our products typically have a limited amount of shelf space and promotional resources. Publishers of interactive entertainment software products compete intensely for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return privileges. Retailers and distributors also consider marketing support, quality of customer service and historical performance in selecting products to sell. Our products constitute a relatively small percentage of any retailer's sales volume, and we cannot be certain that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support.

IF MORE MASS MERCHANTS ESTABLISH EXCLUSIVE BUYING ARRANGEMENTS, OUR SALES AND
  GROSS MARGIN WOULD BE ADVERSELY IMPACTED.

    Mass merchants have become the most important distribution channels for retail sales of interactive entertainment software. A number of these mass merchants, including Wal-Mart, have entered into exclusive buying arrangements with other software developers or distributors, which prevent us from selling some of our products directly to that mass merchant. If the number of mass merchants entering into exclusive buying arrangements with software distributors were to increase, our ability to sell to those merchants would be restricted to selling through the exclusive distributor. Because we typically earn a lower gross margin on sales to distributors than on direct sales to retailers, this would have the effect of lowering our gross margin.

OUR SALES AND ACCOUNTS RECEIVABLE ARE CONCENTRATED IN A LIMITED NUMBER OF
  CUSTOMERS.

    Sales to our five largest customers accounted for approximately 64% of our revenues in fiscal 1998 and 51% of our revenues in fiscal 1999. Our sales are made primarily on a purchase order basis, without long-term agreements. The loss of our relationships with principal customers or a decline in sales to any principal customer could harm our business.

    Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, which are increased when our receivables represent sales to a limited number of retailers or distributors or are concentrated in foreign markets. Distributors and retailers in the computer industry have from time to time experienced significant fluctuations in their businesses, and there have been a number of business failures among these entities. The insolvency or business failure of any significant distributor or retailer of our products could result in reduced revenues and write-offs of accounts receivable. If we are unable to collect on accounts receivable as they become due and such accounts are not covered by insurance, it could adversely affect our business, operating results and financial condition.

RETURNS OR EXCHANGES OF OUR TITLES MAY HARM OUR BUSINESS.

    Our arrangements with retailers for published titles require us to accept returns for unsold titles or defects, or provide adjustments for markdowns. We establish a reserve for future returns of published titles at the time of sales, based primarily on these return policies and historical return rates, and we recognize revenues net of returns. Our provision for sales returns and allowances was $6.9 million in fiscal 1999. If return rates or markdowns significantly exceed our estimates, our business could be seriously harmed.

SONY AND NINTENDO CAN INFLUENCE THE NUMBER OF GAMES THAT WE CAN PUBLISH AND
  TIMING OF OUR PRODUCT RELEASES.

    We depend heavily on non-exclusive licenses with Sony and Nintendo both for the right to publish titles for their platforms and for the manufacture of our software designed for use on their platforms. Our licenses with Sony and Nintendo require that we obtain their approval for title proposals as well as completed games and all associated artwork and marketing materials. This approval process could cause a delay in our ability to release a new title and cause us to incur additional expenses to modify the product and obtain approval. As a result, the number of titles we are able to publish for these platforms may be limited.

    The license with Sony terminates in September 1999 and the license with Nintendo terminates in December 1999. We are currently negotiating with both Sony and Nintendo to renew and expand the scope of these licenses. If any of these licenses were terminated or not renewed on acceptable terms, we would be unable to develop and publish software developed for these platforms and our business would be seriously harmed.

SONY AND NINTENDO CAN INFLUENCE OUR GROSS MARGIN AND PRODUCT INTRODUCTION
  SCHEDULES IN WAYS WE CANNOT CONTROL.

    Each of Sony and Nintendo is the sole manufacturer of the titles we publish under license from them. Each platform license provides that the manufacturer may raise our costs for the titles at any time and grants the manufacturer substantial control over whether and when we can release new titles. The relatively long manufacturing and delivery cycle for cartridge-based titles for the Nintendo platform (from four to six weeks) requires us to accurately forecast retailer and consumer demand for our titles far in advance of expected sales. Nintendo cartridges are also more expensive to manufacture than CD-ROMs, resulting in greater inventory risks for those titles. Each of Sony and Nintendo also publishes software for its own platform and also manufactures titles for all of its other licensees and may choose to give priority to its own titles or those of other publishers if it has insufficient manufacturing capacity or if there is increased demand.

IF OUR CONTRACT MANUFACTURERS DO NOT HAVE SUFFICIENT CAPACITY OR DELAY
  DELIVERIES, OUR REVENUES WOULD BE HARMED.

    Our contract manufacturers, Sony, Nintendo and JVC, may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If manufacturers do not supply us with finished titles on favorable terms without delays, our operations could be materially interrupted, and our business could be seriously harmed.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR INTERNATIONAL OPERATIONS AND
  REVENUES.

    We currently have an office in the United Kingdom with limited staffing. We intend to expand the scope of our international operations, which will require us to enhance our management information systems and establish sales, marketing and distribution infrastructure in markets in which we do not have significant experience. If we are unable to expand our international operations effectively and quickly, we may not generate additional revenues from international sales, while our expenses may have already increased. This could have an adverse impact on our profitability.

    We are in the process of negotiating for licenses from Sony and Nintendo to sell our products in Europe. We cannot be certain that we will be able to obtain these licenses on acceptable terms.

IF OUR INTERNATIONAL OPERATIONS EXPAND, WE WILL ENCOUNTER RISKS WHICH COULD
  ADVERSELY AFFECT OUR BUSINESS.

    Our products are sold in international markets both directly and through licensees, primarily in Canada, the United Kingdom and other European countries, and to a lesser extent in Asia and Latin America. As a result of our current international sales and our international expansion, we will become increasingly subject to risks inherent in foreign trade, which can have a significant impact on our operating results. These risks include the following:

    - increased costs to develop foreign language versions of our products;

    - increased credit risks and collection difficulties;

    - tariffs and duties;

    - increased risk of piracy;

    - shipping delays;

    - fluctuations in foreign currency exchange rates; and

    - international political, regulatory and economic developments.

IF INTERNET-BASED GAMEPLAY BECOMES POPULAR, WE WOULD NEED TO QUICKLY DEVELOP
  PRODUCTS AND ESTABLISH A VIABLE INTERNET BUSINESS MODEL.

    We offer a role playing fantasy game called "Meridian 59," which is a server-based Internet game. This type of game's software resides on a remote server, and can be played only by accessing that server via the Internet. Meridian 59 has not achieved significant market penetration. We provide free play time and other incentives, such as discounts and contests, to interest the limited number of consumers currently in the Internet game market to try Meridian 59. We have not yet established that any of these incentives, the availability of server-based games on the Internet or whether the expenses we incur in offering these incentives will result in significant growth in the use of our server-based Internet games or generate revenues for us in the future. A number of software publishers who compete with us have developed or are currently developing server-based Internet games for use by consumers over the Internet. If the Internet becomes a more popular venue for interactive software games, then we will need to both rapidly develop and release games for the Internet, and also establish a profitable business model for Internet-based games.

WE DEPEND ON OUR KEY PERSONNEL AND OUR ABILITY TO HIRE ADDITIONAL QUALIFIED
  PERSONNEL.

    Our success is largely dependent on the personal efforts of certain personnel, especially Trip Hawkins. Our success is also dependent upon our ability to hire and retain additional qualified operating, marketing, technical and financial personnel. We rely heavily on our own internal development studios to develop our products. The loss of any key developers or groups of developers may delay the release of our products. Competition for personnel is intense, especially in the San Francisco Bay area where we maintain our headquarters, and we cannot be certain that we will successfully attract and retain additional qualified personnel.

OUR INTERNAL DESIGN STUDIOS AND OUR MANUFACTURING SOURCES ARE VULNERABLE TO
  DAMAGE FROM NATURAL DISASTERS.

    All of our internal design studios and most of our manufacturing sources are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. Our California internal design studios are located on or near known earthquake fault zones. If a natural disaster occurs, our ability to develop and distribute our products would be seriously, if not completely, impaired. The insurance we maintain against fires, floods, earthquakes and general business interruptions may not be adequate to cover our losses in any particular case.

ILLEGAL COPYING OF OUR SOFTWARE ADVERSELY AFFECTS OUR SALES.

    Although we use copy-protection devices, an unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of software published or distributed by us occurs, our product sales could be adversely impacted. Policing illegal use of software is extremely difficult, and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S.

WE MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

    As the number of interactive entertainment software products in the industry increases and the features and content of these products further overlap, software developers may increasingly become subject to infringement claims. Although we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, we cannot be certain that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, we have received communications from third parties asserting that features or content of certain of our products may infringe upon their intellectual property rights. We cannot be certain that existing or future infringement claims against us will not result in costly litigation or require us to seek to license the intellectual property rights of third parties, which licenses may not be available on acceptable terms, if at all.

WE DEPEND ON LICENSES FROM THIRD PARTIES FOR THE DEVELOPMENT OF ONE OF OUR
  BRANDS.

    We license various rights for use in our High Heat Baseball brand. If we were unable to maintain or renew those licenses, we would be unable to release additional sequels and line extensions for that brand.

RATING SYSTEMS FOR INTERACTIVE ENTERTAINMENT SOFTWARE, GOVERNMENT CENSORSHIP OR
  RETAILER RESISTANCE TO VIOLENT GAMES COULD INHIBIT OUR SALES OR INCREASE OUR COSTS.

    The home video game industry requires interactive entertainment software publishers to identify products within defined rating categories and communicating the ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product's rating. If we do not comply with these requirements, it could delay our product introductions and require us to remove products from the market.

    Mandatory government imposed interactive entertainment software products rating systems eventually may be adopted in many countries, including the United States. Due to the uncertainties inherent in the implementation of such rating systems, confusion in the marketplace may occur and publishers may be required to modify or remove products from the market. However, we are unable to predict what effect, if any, such rating systems would have on our business.

    Many foreign countries have laws which permit governmental entities to censor the content of certain works, including interactive entertainment software. As a result, we may be required to modify some of our products or remove them from the market which could result in additional expense and loss of revenues.

    Certain retailers have in the past declined to stock some software products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. Although such actions have not yet affected us, we cannot be certain that our distributors or retailers will not take such actions in the future.

THE YEAR 2000 RISK MAY ADVERSELY AFFECT US.

    The inability of many existing computers to recognize and properly process data as the Year 2000 approaches may cause many computer software applications to fail or reach erroneous results. Any failure by us, our third-party suppliers or customers to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our business operations. We have not yet adopted a Year 2000 contingency plan.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

    Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or our competitors and the development and marketing of new titles affecting the interactive entertainment software industry, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time.

OUR FUTURE CAPITAL NEEDS ARE UNCERTAIN AND WE MAY NOT BE ABLE TO SATISFY THEM.

    We expect the net proceeds from this offering, cash expected to be generated from operations and available borrowings under our credit facilities should be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders, including the investors in this offering, would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debtholders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

FUTURE ACQUISITIONS MAY STRAIN OUR OPERATIONS.

    We have acquired various properties and businesses, and we intend to continue to pursue opportunities by making selective acquisitions consistent with our business strategy, although we may not make any more acquisitions. The failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could harm our business.

    Financial risks related to acquisitions include the following:

    - potentially dilutive issuances of equity securities;

    - use of cash resources;

    - the incurrence of additional debt and contingent liabilities;

    - large write-offs; and

    - amortization expenses related to goodwill and other intangible assets.

    Acquisitions also involve operational risks, including:

    - difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company; diversion of management's attention from other business concerns;

    - impairment of relationships with our retailers, distributors, licensors and suppliers;

    - inability to maintain uniform standards, controls, procedures and policies;

    - entrance into markets in which we have no direct prior experience; and

    - loss of key employees of the acquired company.

MANAGEMENT HAS BROAD DISCRETION AS TO USE OF PROCEEDS.

    Our management can spend the proceeds from this offering in ways with which our investors may not agree. We cannot predict that the proceeds will be used to yield a favorable return.

WE HAVE NO INTENTION OF PAYING DIVIDENDS.

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends for the foreseeable future. In addition, our line of credit with Coast Business Credit prohibits the payment of dividends.

ANTI-TAKEOVER PROVISIONS MAY PREVENT AN ACQUISITION.

    Provisions of our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

OFFICERS AND DIRECTORS MAY BE ABLE TO INFLUENCE STOCKHOLDER ACTIONS.

    Executive officers, directors and entities affiliated with them will, in the
aggregate, beneficially own approximately     % of our outstanding common stock
following the completion of this offering. Of this amount, Trip Hawkins, our
Chairman and Chief Executive Officer, will beneficially own approximately    %,
assuming that he purchases the       shares reserved for him in this offering.
These stockholders acting together would be able to significantly influence all matters that require approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE MAY NEGATIVELY AFFECT OUR STOCK PRICE.

    If our stockholders sell substantial amounts of common stock (including shares issued upon the exercise of options) in the public market following this offering, the market price of our common stock could fall. The perception that such sales may occur could cause the market price of our common stock to fall on or before the date those shares are first eligible for sale. Such sales also might make it more difficult for us to sell securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will
have outstanding approximately          shares of common stock (based upon
shares outstanding as of March 31, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after
March 31, 1999. Of these shares, the          shares sold in this offering and
approximately          additional shares are freely tradable. An additional
approximately          shares will be eligible for sale in the public market 180
days after the date of this prospectus upon expiration of lock-up agreements with the underwriters.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements under "Management's Discussion and Analysis of Financial Resources and Results of Operations," "Use of Proceeds" and "Business." This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified under "Risk Factors" and elsewhere in this prospectus.

    These forward-looking statements apply only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus. Such forward-looking statements include statements as to, among others:

    - the timing of the introduction of some new products;

    - the expectations regarding the decrease in average selling prices;

    - our ability to reduce manufacturing costs;

    - our expectations that as more advanced platforms are introduced, consumer demand for software for older platforms may decline;

    - our expectations as to the change in the distribution channels for interactive software;

    - our expectations to satisfy cash requirements for at least twelve months from a combination of the proceeds from this offering, our cash flow from operations and our available credit facilities;

    - our expectations as to our future cash requirements;

    - our expectations as to our international expansion and hiring personnel for the European expansion;

    - our expectations as to the retention of future earnings;

    - our expectations regarding the future development of our business;

    - our expectations regarding negative cash flows;

    - our expectations regarding operating expenses;

    - our expectations regarding the success and cost of the Year 2000 working group;

    - our expectations regarding the development of Year 2000 contingency plans;

    - our expectations regarding the effect of recent accounting pronouncements;

    - our expectations regarding product releases;

    - our expectations regarding the localization of our products for European countries; and

    - our expectations regarding the planned increase of sales directly to retailers in North America.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of our common stock
offered by us will be approximately $      million (approximately $      million
if the underwriters' over-allotment option is exercised in full), at an assumed
public offering price of $     per share and after deducting the underwriting
discounts and commissions and estimated offering expenses payable by us.

    We currently expect to use the net proceeds from this offering primarily for working capital and general corporate purposes, including approximately $10.0 million for the development of interactive entertainment software games for next-generation video game platforms. We also expect to use approximately $5.0 million of the net proceeds to expand our operations in Europe, including hiring sales, marketing and administrative personnel and expanding our facilities. In addition, we may use a portion of the net proceeds for further development of our product lines through the acquisition of complementary products, technologies and businesses. However, we have no present agreements, commitments, or understandings with respect to any acquisitions. Pending such uses, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our line of credit with Coast Business Credit prohibits the payment of dividends.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "THDO." The following table sets forth the high and low closing sales prices per share of our common stock, as reported on the Nasdaq National Market for the periods indicated.

                                                                                 HIGH        LOW
                                                                               ---------  ---------
FISCAL 1998 (ENDED MARCH 31, 1998)
    First Quarter............................................................  $    5.19  $    2.75
    Second Quarter...........................................................       4.50       3.25
    Third Quarter............................................................       3.75       2.00
    Fourth Quarter...........................................................       3.59       2.00
FISCAL 1999 (ENDED MARCH 31, 1999)
    First Quarter............................................................  $    4.03  $    2.63
    Second Quarter...........................................................       3.91       2.75
    Third Quarter............................................................       4.81       2.00
    Fourth Quarter...........................................................       6.50       3.69
FISCAL 2000 (ENDING MARCH 31, 2000)
    First Quarter (through June 8, 1999).....................................  $    6.97  $    4.84

    On June 8, 1999, the last recorded sale price of our common stock on the Nasdaq National Market was $5.00 per share. On March 31, 1999, there were 810 stockholders of record.

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1999:

    - our actual capitalization; and

    - our as adjusted capitalization to give effect to the receipt of the
      estimated net proceeds from the sale of           shares of common stock
      at an assumed offering price of $     per share.

    You should read this information together with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

    The number of shares outstanding after the offering excludes:

    - 11,421,526 shares issuable upon exercise of outstanding options under our Stock Option Plans at a weighted average exercise price of $3.24 per share;

    - 1,564,662 shares available for issuance under our 1994 Employee Stock Purchase Plan; and

    - 5,546,670 shares available for issuance under our Stock Option Plans.

                                                                                               MARCH 31, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and
    outstanding..........................................................................          --          --
  Common stock, $0.01 par value; 50,000,000 shares authorized; 29,760,527 shares issued
    and 25,540,242 shares outstanding, actual;       shares issued and       shares
    outstanding, as adjusted.............................................................  $      297
Additional paid-in capital...............................................................     161,975
Accumulated other comprehensive loss.....................................................        (255)
Accumulated deficit......................................................................    (127,840)
Treasury stock, at cost, 4,220,285 shares................................................     (14,062)
                                                                                           ----------  -----------
  Total stockholders' equity.............................................................      20,115
                                                                                           ----------  -----------
    Total capitalization.................................................................  $   20,115
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 1999 was $19.1 million or approximately $0.75 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered by us in this offering at an assumed
public offering price of $     per share and after deducting the underwriting
discounts and commissions and estimated offering expenses payable by us, our net
tangible book value as of March 31, 1999 would have been $          or
approximately $     per share. This represents an immediate increase in net
tangible book value of $     per share to existing stockholders and an immediate
dilution in net tangible book value of $     per share to new investors of
common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share......................................             $
    Net tangible book value per share as of March 31, 1999...................  $    0.75
    Increase per share attributable to new investors.........................
                                                                               ---------
Net tangible book value per share after the offering.........................
                                                                                          ---------
Dilution per share to new investors..........................................             $
                                                                                          ---------
                                                                                          ---------

    The foregoing discussion and table assume no exercise of any stock options outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase 11,421,526 shares of common stock at a weighted average exercise price of $3.24 per share. To the extent any of these options are exercised, there will be further dilution to investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the selected consolidated financial data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended March 31, 1997, 1998 and 1999 and the consolidated balance sheet data at March 31, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data at March 31, 1997 are derived from our consolidated financial statements that have been audited by KPMG LLP not included herein. The consolidated statements of operations data for the three months ended March 31, 1998 and 1999 are derived from unaudited consolidated financial statements not included in this prospectus and include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods.

                                                                                                           THREE MONTHS
                                                                         YEAR ENDED MARCH 31,            ENDED MARCH 31,
                                                                    -------------------------------  ------------------------
                                                                      1997       1998       1999        1998         1999
                                                                    ---------  ---------  ---------  -----------  -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

SOFTWARE PUBLISHING
Revenues..........................................................  $   9,540  $   9,429  $  48,019   $   1,550    $  23,191
Cost of revenues..................................................      5,397      3,916     13,778         570        5,592
                                                                    ---------  ---------  ---------  -----------  -----------
Gross profit......................................................      4,143      5,513     34,241         980       17,599
Operating expenses:
  Research and development........................................     23,717     16,483     25,939       4,732        7,000
  Sales and marketing.............................................      5,309      5,612     13,497       2,125        6,165
  General and administrative......................................      6,917      6,399      8,900         830        1,889
  In-process research and development.............................      7,700         --         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
    Total operating expenses......................................     43,643     28,494     48,336       7,687       15,054
                                                                    ---------  ---------  ---------  -----------  -----------
Operating income (loss)...........................................    (39,500)   (22,981)   (14,095)     (6,707)       2,545
Net interest and other income (expense)...........................      2,115      1,874      1,119         505          (16)
                                                                    ---------  ---------  ---------  -----------  -----------
Income (loss) before taxes........................................  $ (37,385) $ (21,107) $ (12,976)  $  (6,202)   $   2,529
                                                                    ---------  ---------  ---------  -----------  -----------
HARDWARE SYSTEMS
Revenues:
  Royalties and license fees......................................  $  79,167  $  29,371  $      --   $      --    $      --
  Development systems and other...................................      3,643         90         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
    Total revenues................................................     82,810     29,461         --          --           --
Cost of revenues:
  Royalties and license fees......................................        456         --         --          --           --
  Development systems and other...................................      2,136         43         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
    Total cost of revenues........................................      2,592         43         --          --           --
Gross profit......................................................     80,218     29,418         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
Operating expenses:
  Research and development........................................     18,360      2,664         --          --           --
  Sales and marketing.............................................      2,734         --         --          --           --
  General and administrative......................................      4,393        923         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
    Total operating expenses......................................     25,487      3,587         --          --           --
                                                                    ---------  ---------
Operating income..................................................     54,731     25,831         --          --           --
Gain on sale of hardware systems assets...........................         --     18,032         --          --           --
                                                                    ---------  ---------  ---------  -----------  -----------
Income before taxes...............................................  $  54,731  $  43,863  $      --   $      --    $      --
                                                                    ---------  ---------  ---------  -----------  -----------
CONSOLIDATED SOFTWARE PUBLISHING AND HARDWARE SYSTEMS
Income (loss) before taxes........................................  $  17,346  $  22,756  $ (12,976)  $  (6,202)   $   2,529
Income and foreign withholding taxes..............................      4,075        219        191         136          (23)
                                                                    ---------  ---------  ---------  -----------  -----------
Net income (loss).................................................  $  13,271  $  22,537  $ (13,167)  $  (6,338)   $   2,552
                                                                    ---------  ---------  ---------  -----------  -----------
                                                                    ---------  ---------  ---------  -----------  -----------
Basic net income (loss) per share.................................  $    0.48  $    0.85  $   (0.51)  $   (0.25)   $    0.10
                                                                    ---------  ---------  ---------  -----------  -----------
                                                                    ---------  ---------  ---------  -----------  -----------
Diluted net income (loss) per share...............................  $    0.46  $    0.83  $   (0.51)  $   (0.25)   $    0.09
                                                                    ---------  ---------  ---------  -----------  -----------
                                                                    ---------  ---------  ---------  -----------  -----------
OTHER DATA:
Products released.................................................          4          3         14           1            5
Products sold.....................................................         11          7         17           7           17

                                                                                                         MARCH 31,
                                                                                              -------------------------------
                                                                                                1997       1998       1999
                                                                                              ---------  ---------  ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........................................  $  33,617  $  34,584  $  13,851
Working capital.............................................................................     14,067     28,769     15,675
Total assets................................................................................     44,954     40,447     40,488
Short-term debt.............................................................................         --         --      9,505
Total long-term liabilities.................................................................      1,715         --         --
Total stockholders' equity..................................................................     21,399     33,578     20,115

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. SEE "RISK FACTORS."

OVERVIEW

    We are a leading developer and publisher of branded interactive entertainment software. Our software products operate on several multimedia platforms including personal computers, the Sony PlayStation and Nintendo N64 video game consoles, and the Internet. We are also developing software for the Nintendo Game Boy Color and are planning to develop software for next-generation video game consoles. We plan to continue to extend our popular brands across multiple categories, or "genres," and platforms. These brands include Army Men, BattleTanx, Family Game Pack, Heroes of Might and Magic, High Heat Baseball, and Might and Magic, many of which have won industry awards. Our software products cover a variety of genres, including action, strategy, adventure/role playing, sports and family entertainment. We develop our software internally in our company-owned studios and have created an extensive portfolio of versatile technologies that allow us to develop new software titles more quickly and cost-effectively.

    We were incorporated in California in September 1991 and commenced operations in October 1991. In April 1993, we reorganized as a Delaware holding company and acquired an entity that had developed our hardware technology. We acquired Cyclone Studios in November 1995, Archetype Interactive Corporation in May 1996 and certain assets of New World Computing, Inc. in June 1996. We currently have an active subsidiary in the United Kingdom, 3DO Europe, Ltd.

    Software publishing revenues consist primarily of revenues from the sale of software titles published and distributed by us and license fees for software developed by us and manufactured, marketed and distributed by third party licensees in Europe, Latin America, Asia and Australia. Software publishing revenues are net of allowances for returns, price protection and discounts. Software publishing revenues are recognized at the time of shipment, provided that we have no related outstanding obligations. Software licensing revenues are typically recognized when we fulfill our obligations, such as delivery of the product master under a distribution agreement. Per-copy royalties that exceed guaranteed minimum royalty levels are recognized as earned. We recognize revenue from our Meridian 59 online service monthly upon customers' usage.

    Cost of software publishing revenues consists primarily of direct costs associated with software titles, including manufacturing costs and royalties payable to platform developers such as Sony and Nintendo and, to a lesser extent, royalties payable to third-party developers. Cost of revenues for interactive entertainment software varies significantly by platform. Cost of revenues for video game console titles is typically higher than cost of revenues for personal computer titles due to relatively higher manufacturing and royalty costs associated with these products. Cost of revenues for personal computer titles primarily consists of the cost of the CD-ROM and packaging.

    Research and development expenses consist primarily of personnel and support costs. Internal development costs of software titles are expensed as incurred and included in research and development expenses.

    Sales and marketing expenses primarily consist of advertising and retail marketing support, sales commissions, sales and marketing personnel costs and other costs.

    We expect to continue to incur substantial expenditures to develop our business in the future. We expect that our operating results will fluctuate as a result of a wide variety of factors, including the factors described in "Risk Factors--Our quarterly operating results frequently vary significantly."

    As of March 31, 1999, we had cumulative federal net operating loss carryforwards of $100.6 million for federal income tax purposes, which if not offset against future taxable income, will expire in fiscal 2009 through 2019. As of March 31, 1999, we had cumulative California net operating loss carryforwards of $6.8 million, which if not offset against future taxable income, will expire in fiscal 2002 through 2004.

    EXIT FROM HARDWARE SYSTEMS OPERATIONS

    Our initial business model was to license our technology to hardware manufacturers and software developers to enable the establishment of a 32-bit, CD-ROM-based, interactive video entertainment platform, the 3DO Interactive Multiplayer system. The 3DO Multiplayer was launched in October 1993, but failed to achieve significant market acceptance. All of our hardware licensees have ceased manufacturing and distributing the 3DO Multiplayer and all third-party software development for the platform has also ceased.

    In December 1995, we licensed our 64-bit next-generation M2 technology to Matsushita Electric Industrial Co., Ltd. for an upfront license fee of $100.0 million plus royalties. Revenue from this transaction was recognized using the percentage-of-completion method. In April 1996, we agreed to modify the M2 system design in exchange for approximately $4.5 million paid in installments in fiscal 1997 and 1998. In July 1997, we relinquished our rights to:

    - develop and distribute software and peripherals compatible with hardware products developed by Matsushita or its sublicensees that incorporate the M2 technology;

    - develop and distribute M2-compatible authoring systems; and

    - receive royalties with respect to Matsushita's potential use of the M2 technology.

    In exchange, Matsushita returned to us approximately 3.2 million shares of our common stock. We recognized $11.0 million of non-cash revenues in connection with this transaction in fiscal 1998.

    In February 1996, we agreed to modify the three-dimensional graphics portion of our M2 technology related to semiconductors and licensed it to Cirrus Logic, Inc. We received $2.5 million that we recognized as revenue under the percentage-of-completion method. In October 1997, in settlement of litigation, Cirrus paid us to satisfy its past and future license fees, and advance royalty and engineering service payment obligations. We recognized this payment as revenue in fiscal 1998.

    In June 1997, we sold or licensed most of the assets of our former hardware systems group to Samsung Electronics Co. Ltd. for $20.0 million. We recognized a gain of $18.0 million associated with the sale of these assets. We then focused our operations on developing and publishing branded interactive entertainment software.

QUARTERLY RESULTS OF SOFTWARE PUBLISHING OPERATIONS

    The following tables set forth certain unaudited consolidated statements of operations data related to our software publishing operations for each of the eight quarters ended March 31, 1999, as well as such data expressed as a percentage of our software publishing revenues for the quarters presented. This unaudited quarterly information related to our software publishing operations has been prepared on the same basis as our annual consolidated financial statements and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                           THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------------------
                                        JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                          1997       1997        1997       1998        1998       1998        1998       1999
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                             (IN THOUSANDS)
Revenues..............................  $ 2,311     $ 1,848    $ 3,720     $ 1,550    $ 9,533     $ 5,024    $10,271     $23,191
Cost of revenues......................    1,022         864      1,460         570      2,519       2,043      3,624       5,592
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
Gross profit..........................    1,289         984      2,260         980      7,014       2,981      6,647      17,599
Operating expenses:
  Research and development............    3,838       3,788      4,125       4,732      5,523       6,051      7,365       7,000
  Sales and marketing.................    1,077       1,211      1,199       2,125      1,875       2,476      2,981       6,165
  General and administrative..........    1,715       1,932      1,922         830      2,488       2,267      2,256       1,889
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
    Total operating expenses..........    6,630       6,931      7,246       7,687      9,886      10,794     12,602      15,054
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
Operating income (loss)...............   (5,341)     (5,947)    (4,986)     (6,707)    (2,872)     (7,813)    (5,955)      2,545
Net interest and other income
  (expense)...........................      189         628        552         505        435         377        323         (16)
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
Income (loss) before taxes............  $(5,152)    $(5,319)   $(4,434)    $(6,202)   $(2,437)    $(7,436)   $(5,632)    $ 2,529
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------

                                                                       AS A PERCENTAGE OF REVENUES
                                      ---------------------------------------------------------------------------------------------
Revenues............................    100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Cost of revenues....................     44.2        46.8        39.2        36.8        26.4        40.7        35.3        24.1
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit........................     55.8        53.2        60.8        63.2        73.6        59.3        64.7        75.9
Operating expenses:
  Research and development..........    166.1       205.0       110.9       305.3        57.9       120.4        71.7        30.2
  Sales and marketing...............     46.6        65.5        32.2       137.1        19.7        49.3        29.0        26.6
  General and administrative........     74.2       104.5        51.7        53.5        26.1        45.1        22.0         8.1
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total operating expenses........    286.9       375.0       194.8       495.9       103.7       214.8       122.7        64.9
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss).............   (231.1)     (321.8)     (134.0)     (432.7)      (30.1)     (155.5)      (58.0)       11.0
Net interest and other income
  (expense).........................      8.2        34.0        14.8        32.6         4.5         7.5         3.2        (0.1)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before taxes..........   (222.9)%    (287.8)%    (119.2)%    (400.1)%     (25.6)%    (148.0)%     (54.8)%      10.9%
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

    REVENUES. While our revenues have fluctuated from quarter to quarter, revenues in each quarter of fiscal 1999 were substantially higher than in the comparable quarters of fiscal 1998. During fiscal 1999 we introduced 14 new products, including our first products for the Sony PlayStation and Nintendo N64 video game consoles. Fluctuations between quarters during both of these years were primarily due to the number of new products released in a quarter and seasonal consumer purchasing patterns. We expect our revenues to continue to fluctuate on a quarterly basis in the future.

    COST OF REVENUES. Cost of revenues as a percentage of sales has generally declined, except in the second quarter of fiscal 1999, when it increased due to the number of new products released for the Sony PlayStation. Cost of revenues is typically higher for new products on this platform due to royalty and product costs paid to Sony and Nintendo. Gross margin in the first and fourth quarters of fiscal 1999 was higher primarily due to higher sales of titles for the personal computer, which typically have higher gross margin.

    RESEARCH AND DEVELOPMENT. In fiscal 1998, we shipped three new products, all for the personal computer. During fiscal 1999, we shipped 14 new products for all of the three major platforms. We have announced plans to ship as many as 25 new products in fiscal 2000. The increase in our research and development expense in each of the four quarters in fiscal 1999 compared to the same quarters in fiscal 1998 is primarily due to the increase in infrastructure to support our growth in new product releases.

    SALES AND MARKETING. Sales and marketing expenses have fluctuated from quarter to quarter as new products are released. Sales and marketing expenses were higher during each quarter of fiscal 1999 compared with the same quarters in fiscal 1998, primarily due to increased releases of new products in fiscal 1999, and to a lesser extent, product mix because all of our products released in fiscal 1998 were for the personal computer market, which typically require lower advertising and marketing expenditures. In fiscal 1999, four of the 14 new products we released were for the video game console platforms.

    GENERAL AND ADMINISTRATIVE. During the first and second quarters of fiscal 1998 and 1999, we incurred seasonal expenses associated with our year-end reporting and preparation of our annual report. These seasonal expenses resulted in higher expenses as a percentage of revenues compared to the third and fourth fiscal quarters.

    NET INTEREST AND OTHER INCOME (EXPENSE). Software publishing has incurred negative cash flows during each of the eight quarters ended March 31, 1999, and we primarily have relied upon cash generated from the sale or license of hardware systems technology to fund software publishing operations. (See notes G and H of the notes to the consolidated financial statements.) For presentation purposes all net interest and other income (expense) has been allocated to software publishing. The decrease in net interest and other income (expense) during the last three quarters in fiscal 1999 compared to the same quarters in fiscal 1998 reflects the decrease in cash and short-term investment balances.

RESULTS OF SOFTWARE PUBLISHING OPERATIONS

    The following table sets forth certain consolidated statements of operations data related to our software publishing operations for fiscal 1997, 1998 and 1999 expressed as a percentage of revenues.

We have not included similar information for our hardware systems operations because we believe that such information is not helpful in understanding our current operations.

                                                                              YEAR ENDED MARCH 31,
                                                                         -------------------------------
                                                                           1997       1998       1999
                                                                         ---------  ---------  ---------
Revenues...............................................................      100.0%     100.0%     100.0%
Cost of revenues.......................................................       56.6       41.5       28.7
                                                                         ---------  ---------  ---------
Gross profit...........................................................       43.4       58.5       71.3
Operating expenses:
  Research and development.............................................      248.6      174.8       54.0
  Sales and marketing..................................................       55.6       59.5       28.1
  General and administrative...........................................       72.5       67.9       18.5
  In-process research and development..................................       80.7         --         --
                                                                         ---------  ---------  ---------
    Total operating expenses...........................................      457.4      302.2      100.6
                                                                         ---------  ---------  ---------
Operating loss.........................................................     (414.0)    (243.7)     (29.3)
Net interest and other income..........................................       22.2       19.9        2.3
                                                                         ---------  ---------  ---------
Loss before taxes......................................................     (391.8)%    (223.8)%     (27.0)%
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

FISCAL 1999 COMPARED TO FISCAL 1998

    SOFTWARE PUBLISHING

    REVENUES. Revenues increased by $38.6 million, or 409%, to $48.0 million in fiscal 1999 from $9.4 million in fiscal 1998. This increase was due primarily to an increase in the number of new titles released to 14 new titles in fiscal 1999 from three new titles in fiscal 1998. Revenues in fiscal 1999 consisted primarily of sales of interactive entertainment software for the personal computer, and to a lesser extent, the Sony PlayStation and the Nintendo N64. Revenues in fiscal 1998 consisted primarily of sales of personal computer software.

    COST OF REVENUES. Cost of revenues increased by $9.9 million, or 252%, to $13.8 million in fiscal 1999 from $3.9 million in fiscal 1998. This increase was primarily due to the increased number of software titles published in fiscal 1999 compared with fiscal 1998. Gross margin increased to 71.3% in fiscal 1999 from 58.5% in fiscal 1998. This increase was due primarily to the release of titles in fiscal 1999 which had higher per unit wholesale prices and lower allowances for returns and price protection.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by approximately $9.5 million, or 57%, to $25.9 million in fiscal 1999 from $16.5 million in fiscal 1998. This increase was primarily due to higher on-going development expenses as we continued to expand our product development efforts and began to develop products for video game console systems in addition to the personal computer. Research and development expenses as a percentage of revenues decreased to 54.0% in fiscal 1999 from 174.8% in fiscal 1998 as revenues grew at a faster rate than research and development expenses due in part to cost savings from the use of our proprietary tools and technology in developing new products.

    SALES AND MARKETING. Sales and marketing expenses increased $7.9 million, or 141%, to $13.5 million in fiscal 1999 from $5.6 million in fiscal 1998. This increase was primarily due to marketing expenses related to the release of ten personal computer titles, three Sony PlayStation titles and one Nintendo N64 title in fiscal 1999, compared to the release of three new personal computer titles in fiscal 1998. We also incurred substantial marketing expenses for our television ad campaigns for BattleTanx for the N64 and Army Men 3D for the PlayStation in fiscal 1999. Sales and marketing expenses as a percentage of revenues decreased to 28.1% in fiscal 1999 from 59.5% in fiscal 1998 as revenues grew at a faster rate than sales and marketing expenses due in part to sales of new products in brands for which we were able to take advantage of brand name recognition generated by our previous advertising campaigns. We anticipate that sales and marketing expenses will increase in the future as additional software titles are released.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $2.5 million, or 39%, to $8.9 million in fiscal 1999, from $6.4 million in fiscal 1998. The increase was primarily due to the increase in administrative and overhead expenses as we continued to build the infrastructure to support the release of new titles for the personal computer, Sony PlayStation and Nintendo N64 platforms. We expect that general and administrative expenses will continue to increase in the future.

    NET INTEREST AND OTHER INCOME. Software publishing has incurred negative cash flows during fiscal 1998 and 1999, and we primarily have relied upon cash generated from the sale or license of hardware systems technology to fund software publishing operations. (See notes G and H of the notes to the consolidated financial statements.) For presentation purposes all net interest and other income (expense) has been allocated to software publishing. Net interest and other income decreased by $0.8 million to $1.1 million in fiscal 1999 from $1.9 million in fiscal 1998. The decrease in net interest and other income is primarily due to the decrease in cash and short-term investment balances.

    HARDWARE SYSTEMS

    In fiscal 1998, we licensed and sold substantially all of the assets of our former hardware systems group.

FISCAL 1998 COMPARED TO FISCAL 1997

    SOFTWARE PUBLISHING

    REVENUES. Revenues were relatively consistent at $9.4 million in fiscal 1998 and $9.5 million in fiscal 1997. We released three new products in fiscal 1998 compared with four new products in fiscal 1997.

    COST OF REVENUES. Cost of revenues decreased by $1.5 million, or 27%, to $3.9 million in fiscal 1998 from $5.4 million in fiscal 1997. Gross margin increased to 58.5% in fiscal 1998 from 43.4% in fiscal 1997. This absolute dollar decrease and gross margin increase were primarily due to higher royalty expense incurred in fiscal 1997 because most of the titles released in fiscal 1997 required royalty payments to third-party developers, compared to only two of the four titles released in fiscal 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased by $7.2 million, or 31%, to $16.5 million in fiscal 1998 from $23.7 million in fiscal 1997. This decrease was primarily due to a reduction in headcount in December 1997.

    SALES AND MARKETING. Sales and marketing expenses increased by $0.3 million or 6%, to $5.6 million in fiscal 1998 from $5.3 million in fiscal 1997. Sales and marketing expenses remained relatively constant from fiscal 1997 to fiscal 1998 primarily due to relatively constant software publishing revenues and number of new products released.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased by $0.5 million, or 7%, to $6.4 million in fiscal 1998 from $6.9 million in fiscal 1997. This decrease was primarily due to a reduction in headcount in December 1997.

    IN-PROCESS RESEARCH AND DEVELOPMENT. In June 1996, we purchased certain assets and assumed certain liabilities of New World Computing, Inc., a personal computer platform game developer in exchange for one million shares of our common stock and $5.0 million in cash. We accounted for the acquisition using the purchase method of accounting. A one-time charge of $7.7 million was recorded in the first quarter of fiscal 1997, representing the amount of the purchase price assigned to in-process research and development because the acquired technology had not yet reached technological feasibility and had no other future alternative uses. At the time of the acquisition, a total of 12 products were in development. We estimated that the average aggregate percentage of completion for those products was approximately 47% at the time of the acquisition. Of the 12 products in development, four were subsequently cancelled and four were completed and released, but generated minimal revenues. The remaining four products were completed and released with modest market success. However, the average percentage of completion for those products was only approximately 33% at the time of the acquisition. We used an income approach in valuing the acquired in-process research and development. The income approach reflects the present value of the operating cash flows generated by the in-process research and development after taking into account the cost to complete the projects, the relative risk of the projects and an appropriate discount rate to reflect the time value of investment capital. Also included as part of the purchase price were intangibles valued at $3.1 million, which are being amortized on a straight-line basis over a period of approximately five years.

    NET INTEREST AND OTHER INCOME. Net interest and other income decreased by $0.2 million to $1.9 million in fiscal 1998 from $2.1 million in fiscal 1997. This decrease in net interest and other income is primarily due to a decrease in cash and short-term investment balances as a result of cash being used in our operations.

    HARDWARE SYSTEMS

    ROYALTIES AND LICENSE FEES. Royalties and license fee revenues decreased by $49.8 million, or 63%, to $29.4 million in fiscal 1998 from $79.2 million in fiscal 1997. Revenues recognized in connection with the M2 agreement with Matsushita were $23.0 million in fiscal 1998 and $73.5 million in fiscal 1997. Royalty and license fee revenues also included $3.5 million related to our agreement with Cirrus Logic in fiscal 1998 and $2.5 million in fiscal 1997.

    DEVELOPMENT SYSTEMS AND OTHER. Development systems and other revenues decreased by $3.6 million, or 98%, to $0.1 million in fiscal 1998 from $3.6 million in fiscal 1997. This decrease was primarily due to the sale of our hardware systems group to Samsung in June 1997.

    COST OF REVENUES. Cost of royalties and license fees revenues was $0.5 million in fiscal 1997. We did not record cost of royalties and license fees revenues in fiscal 1998 due to the sale of our hardware systems group in fiscal 1998.

    GAIN ON SALE OF HARDWARE SYSTEMS ASSETS. In fiscal 1998, we sold or licensed most of the assets of our former hardware systems group, including certain technologies and related intellectual property rights and approximately $1.5 million in equipment to Samsung for $20.0 million, realizing a gain of $18.0 million.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal sources of liquidity are cash and cash equivalent balances and short-term investment balances, which were $13.9 million at March 31, 1999 and $34.6 million at March 31, 1998. This decrease was primarily due to net cash used in operations of $27.1 million and capital expenditures of $2.5 million in fiscal 1999.

    In July 1997, our board of directors approved a stock repurchase plan which authorized us to purchase up to $5.0 million of our stock on the open market or in block trades, from time to time as management deems appropriate, if the market price of our stock remains below certain levels. As of March 31, 1999, we had reacquired over one million shares. The repurchase plan will remain in effect until rescinded by our board of directors.

    In fiscal 1999, we entered into two line of credit agreements. Our agreement with Coast Business Credit allows us to borrow up to $20.0 million or 60% of qualified accounts receivable. Borrowings under this line of credit bear interest at a rate of prime plus 2.0% (9.75% as of March 31, 1999). This line of credit expires in March 2002. Our agreement with Coast Business Credit contains financial covenants. See note P of the notes to consolidated financial statements. As of March 31, 1999, no borrowings were outstanding under this facility. Our agreement with Merrill Lynch & Co. allows us to borrow up to $20.0 million or 90% of the cash balance in the pledged collateral account. Borrowings under this line of credit bear interest at a rate of the 30-day commercial paper rate plus 2.10% (6.94% as of March 31, 1999). This line of credit expires in November 2000. As of March 31, 1999, the outstanding loan balance was approximately $9.5 million. On April 1, 1999, we repaid the outstanding borrowings to Merrill Lynch and borrowed $9.5 million from Coast Business Credit.

    We expect to continue to incur negative cash flows in fiscal 2000, primarily due to our continued investment in the internal development of entertainment software titles that are scheduled to be released in the next fiscal year and beyond, which include additional capital expenditures primarily for computer equipment. In addition, we anticipate that a substantial portion of our operating expenses in fiscal 2000 will be related to marketing and advertising, as we continue to raise the brand awareness of our products. We anticipate that the net proceeds of this offering, cash from operations, and available borrowings under our credit facilities should be sufficient to fund our activities for at least the next 12 months. We cannot be certain that additional capital will not be required in fiscal 2000 because cash flows will be affected by the rate at which we release products and the resulting sale of these products, the market acceptance of such products and the levels of advertising and promotions required to promote market acceptance of our products. The level of financing required beyond fiscal 2000 will depend on these and other factors. If we need to raise additional funds through public or private financing, we cannot be certain that additional financing will be available or that, if available, it will be available on terms acceptable to us. Additional financing may result in substantial and immediate dilution to existing stockholders. If adequate funds are not available to satisfy either short- or long-term capital requirements, we may be required to curtail our operations significantly or to seek funds through arrangements with strategic partners or other parties that may require us to relinquish material rights to certain of our products, technologies or potential markets.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We place our investments with high quality issuers and, by policy, limit the amount of credit exposure to any one issuer. We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk. We classify our cash equivalents and short-term investments as fixed-rate if the rate of return on such instrments remains fixed over their term. These fixed-rate investments include fixed-rate U.S. government securities, municipal bonds, time deposits and certificates of deposit. We classify our cash equivalents and short-term investments as variable-rate if the rate of return on such investments varies based on the change in a predetermined index or set of indices during their term. These variable-rate investments primarily include money market accounts held at various securities brokers and banks. The table below presents the amounts and related weighted interest rates of our investment portfolio at March 31, 1999:

                                                                         AVERAGE
SHORT-TERM INVESTMENTS                                                INTEREST RATE     COST     FAIR VALUE
-------------------------------------------------------------------  ---------------  ---------  -----------
                                                                                          (IN THOUSANDS)
Fixed-rate.........................................................          6.00%    $  11,538   $  11,573
Variable-rate......................................................          4.18            22          22

    The aggregate fair value of the Company's investment in short-term investments as of March 31, 1999, by contractual maturity date, consisted of the following:

                                                                                   AGGREGATE
                                                                                     FAIR
                                                                                     VALUE
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
Due in one year or less........................................................    $   9,602
Due in one to three years......................................................        1,993
                                                                                 -------------
                                                                                   $  11,595
                                                                                 -------------
                                                                                 -------------

YEAR 2000 COMPLIANCE

    Many existing computer systems and related software applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Such systems, applications, and/or devices could fail or create erroneous results unless corrected to properly recognize and process data related to the Year 2000. We rely on such computer systems, applications and devices in operating and monitoring all major aspects of our business, including, but not limited to, our financial systems (such as general ledger, billing, accounts payable and payroll modules), customer service, internal networks and telecommunications equipment, and end products. We also rely, directly and indirectly, on the external systems of various independent business enterprises, such as our customers, licensors, contract manufacturers, suppliers, creditors, and financial organizations, and of governments, both domestically and internationally, for the accurate exchange of data and related information.

    We have formed a Year 2000 working group to organize, manage, and report on our Year 2000 remediation efforts. The Year 2000 working group consists of approximately 20 individuals from all levels of management and covering all areas of our operations. We have retained an experienced Year 2000 project manager to lead this working group.

    The Year 2000 working group has identified a four-phase approach to determining, addressing, and reporting on Year 2000 readiness. This approach is expected to identify areas of operations that could reasonably be expected to have adverse effects on us should they fail to adequately address their own Year 2000 issues.

    Phase 1 (Inventory) involves a comprehensive inventory of systems, software, and business relationships. We have substantially completed inventorying and analyzing our remaining centralized computer and embedded systems to identify any potential Year 2000 issues and will take corrective action based on the results of analysis. We have inventoried a representative sample of our desktop hardware and software and consider this phase essentially complete. An automated final sweep of all desktop hardware and software is scheduled during July 1999. This final sweep is a new portion of this Phase, added to ensure completeness. Phase 2 (Risk Assessment) requires detailed analysis of each item or relationship identified in Phase 1.

    Phase 3 (Remediation Planning) creates project plans to correct or address individual system, software, or business partner issues identified in the first two phases. We are replacing or upgrading hardware and software that are known to be Year 2000 non-compliant. Phase 4 (Remediation) implements those plans, correcting or replacing systems, software, or business partners as required. We have upgraded our financial and accounting systems to the most recent version. We believe our database and financial applications are Year 2000 compliant. These systems are used to automate order entry, accounts receivable, accounts payable, purchasing, fixed asset and general ledger functions. We have upgraded our electronic data interchange (EDI) systems to be Year 2000 compliant and have participated in National Retail Federation (NRF) testing. The successful completion of the NRF testing is reflected on the NRF Web site.

    As of March 31, 1999, our overall progress by phase was as follows:

                                       PERCENTAGE COMPLETED AS OF       EXPECTED
               PHASE                         MARCH 31, 1999          COMPLETION DATE
------------------------------------  -----------------------------  ---------------
Phase 1--Inventory                                     98%           July 1999
Phase 2--Risk Assessment                               85%           August 1999
Phase 3--Remediation Planning                          40%           August 1999
Phase 4--Remediation                                   15%           October 1999

    We are surveying our critical suppliers, licensees, contract manufacturers, distributors, and other vendors to determine if their operations and the products and services that they provide to us are Year 2000 compliant. We intend to mitigate our risks with respect to the failure of third parties to be Year 2000 ready, including developing contingency plans, where practical. However, such failures remain a possibility and could harm our business. To date, we have received responses from more than half of our critical suppliers, manufacturers, distributors and other vendors. These responses have been analyzed as they arrive. We are in the process of contacting significant parties who have not responded.

    In several cases, our business with our customers and suppliers is conducted through the use of EDI systems. In each case where EDI is used, we are in the process of conducting electronic testing with these businesses. We expect that this electronic testing will be completed by August 1999.

    Due to the nature of our products, many of them contain no date-related processing. Therefore, many of them should not be affected by the Year 2000 date change. However, our Year 2000 working group is in the process of developing tests for all of our significant products to determine the effects of the Year 2000 change. We have developed tests for these products and expect to complete testing of all of our current products by July 1999. While we expect to find few date-related issues with our products, we have not fully identified such impact and may or may not incur expenses related to the remediation of Year 2000 problems in our existing products.

    COST

    We expect to incur costs during the next three quarters related to the planning and remediation described above. Our current estimate (including the Year 2000 issues identified to date) is that the costs associated with the Year 2000 issue should not have a material adverse effect on our results of operations or financial position in any quarter. However, we are not certain that we have fully identified such impact or whether we can resolve it without disruption of our business or incurring significant expense. We have incurred approximately $0.4 million in expenditures to date related to the Year 2000 issue.

    RISKS AND UNCERTAINTIES

    If we fail to find and correct a significant Year 2000 issue, our normal business operations could be interrupted. We currently expect to substantially complete remediation and validation of our internal systems, as well as to develop contingency plans for certain internal systems, by the end of the first quarter of fiscal 2000. However, if implementation of replacement upgraded systems or software is delayed, if significant new non-compliance issues are identified, or if contingency plans fail, our results of operations or financial condition could be adversely affected. Our risks include the following:

    SOFTWARE DEVELOPMENT SCHEDULES. Our software development teams rely on a variety of systems and software tools to develop products. If these systems and tools are not functioning properly, product release schedules, which span the Year 2000 rollover, could be adversely affected. We rely on external contractors to develop components of some of our products. If a contractor with a significant contribution to a project should fail to adequately address the Year 2000 issue, this could have adverse effects on the development schedule for one or more of our products.

    FACILITIES OPERATIONS. We rely on systems and software to run our security and telecommunications systems. Although both of these components at all of our locations have been included in the Year 2000 plan, a failure of either of these systems could prevent normal work at one or more of our locations.

    FINANCIAL AND ACCOUNTING SOFTWARE. We have upgraded our financial and accounting systems to the most recent available version. We believe our database and financial applications are Year 2000 compliant. Although all of these business applications have been (and will continue to be) thoroughly evaluated for year 2000 compliance, a failure in one or more of these software packages could delay our ability to process customer orders, billing, payroll, accounts payable and financial statements. Consequently, we may not be able to file our financial reports with the Securities and Exchange Commission on a timely basis, which could negatively affect our stock price.

    PRODUCTION AND FULFILLMENT FACILITY. We use a third party fulfillment center to assemble and distribute our products. Even though our third party fulfillment center is in the process of updating its computer systems to be Year 2000 compliant, we cannot be certain that its computer systems will be operating properly. In an event that its computer systems are not functioning properly due to Year 2000 non-compliance and the third party cannot ship products to our customers, our financial position and earnings will be severely impacted.

    CONTINGENCY PLANS

    We expect to develop contingency plans for key internal systems and critical business partners by the end of the first quarter of fiscal 2000. This contingency planning includes identifying additional vendors who could provide similar goods and services on short notice. We expect these plans to reduce the risk of interruption, delay or failure of key processes required for business operations. However, failure of such plans remains a possibility and could have a materially adverse impact on our results of operations or financial condition.

    The statements regarding year 2000 issues above and in "Risk Factors--The Year 2000 risk may adversely affect us" are "Year 2000 readiness disclosures" within the meaning of the Year 2000 Information and Readiness Disclosure Act. The protection of this Act does not apply to federal securities fraud actions.

IMPACT OF EUROPEAN MONETARY CONVERSION

    We are aware of the issues associated with the changes in Europe resulting from the formation of a European economic and monetary union (EMU). One change resulting from this union required EMU member states to irrevocably fix their respective currencies to a new currency, the euro, as of January 1, 1999, at which date the euro became a functional legal currency of these countries. During the next three years, business in the EMU member states will be conducted in both the existing national currency, such as the French franc or the Deutsche mark, and the euro. As a result, companies operating or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the euro.

    We are still assessing the impact that the conversion to the euro will have on our internal systems, the sale of our products, and the European and global economies. To date, we have conducted limited sales activities in the European economies. However, we are planning to significantly expand our operations in Europe in fiscal 2000. We will take appropriate corrective actions based on the results of such assessment. We have not yet determined the cost related to addressing this issue.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires us to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. SFAS No. 133 will be adopted by us by the first quarter of fiscal 2001 and is not expected to have a material impact on our financial statements.

    In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1 ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP No. 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. We do not expect the adoption of SOP No. 98-1 to have a material impact on our results of operations or financial condition.

                                    BUSINESS

OVERVIEW

    We are a leading developer and publisher of branded interactive entertainment software. Our software products operate on several multimedia platforms including personal computers, the Sony PlayStation and Nintendo N64 video game consoles, and the Internet. We are also developing software for the Nintendo Game Boy Color hand-held game and are preparing to develop software for next-generation video game consoles. We plan to continue to extend our popular brands across multiple categories, or "genres," and platforms. These brands include Army Men, BattleTanx, Family Game Pack, Heroes of Might and Magic, High Heat Baseball, and Might and Magic, many of which have won industry awards. Our software products cover a variety of genres, including action, strategy, adventure/ role playing, sports and family entertainment. We develop our software internally in our company-owned studios and have created an extensive portfolio of versatile technologies that allow us to develop new software products more quickly and cost-effectively.

    We distribute our products through a broad variety of retail outlets, including mass merchants, warehouse club stores, computer and software retail chains and other specialty retailers. We have significantly increased the number of retail outlets that sell our products to over 20,000 in fiscal 1999 from approximately 6,000 in fiscal 1998. Our largest retail customers in fiscal 1999 were Best Buy, Wal-Mart, Electronics Boutique, Babbage's, Toys "R" Us, Blockbuster Video, Target, Sears, Hollywood Video, KayBee Toys and Kmart. We have recently enhanced our sophisticated Web site to enable consumers to directly purchase products from us and to obtain game tips and chat on-line about our products.

    Our software publishing revenues increased 409% to $48.0 million in fiscal 1999 from $9.4 million in fiscal 1998. In fiscal 1999, we released 14 new products compared to three new releases in fiscal 1998. We are currently developing over 25 new products that we expect to release in fiscal 2000. In the quarter ended March 31, 1999, our net income was $2.6 million on revenues of $23.2 million. In March 1999, we had three different titles in the top ten lists of games sold, one on each of the Sony PlayStation, Nintendo N64 and personal computer platforms, according to GameWeek and MCV magazines. We believe that growth in our software revenues and number of new products released, as well as achieving our first profitable quarter as a software company, demonstrate our successful transformation from a video game console hardware company to a developer and publisher of branded interactive entertainment software.

    Our experienced management team is led by Trip Hawkins, our founder, Chairman and Chief Executive Officer, who also founded Electronic Arts and served as its Chairman and Chief Executive Officer.

INDUSTRY BACKGROUND

    According to the Interactive Digital Software Association, an industry trade association, the video game and personal computer game software market was the fastest growing entertainment industry in the United States in 1998, surpassing books, recorded music and movie box office receipts in percentage growth. The NPD Group estimates that retail sales of interactive entertainment software in the United States grew more than 25% to $4.9 billion in 1998 from $3.9 billion in 1997.

    Declining prices of video game consoles and personal computers and lower-cost, higher-quality graphics processors and improved audio capabilities have led to a growing installed base of platforms and greater demand for video games. NPD estimates that a total of 20.9 million Sony PlayStation and Nintendo N64 video game console systems have been sold as of April 1999. Growth in the installed base of personal computers is also driving demand for interactive entertainment software. International

Data Corporation estimates that 46 million U.S. households owned a personal computer in 1998, of which over 71% have played video games on their personal computers.

    The Internet provides a means by which consumers may play games and obtain information regarding interactive entertainment software titles. Individuals may play multiplayer server-based games that reside on Web sites and servers maintained by software companies. Additionally, players may compete against each other over the Internet using CD-ROM-based games having multi-player capabilities that reside on their own personal computers. The Internet also allows consumers to participate in chat rooms to discuss features and exchange ideas regarding the games, download video clips and demos of some games and purchase games online.

    The interactive entertainment software market has experienced fluctuations as a result of new product platform announcements or introductions. The anticipation of next-generation video game platforms has historically resulted in decreased sales of interactive entertainment software titles developed to operate on currently available platforms. We believe that software developers have historically been reluctant to develop software for next-generation platforms until they believe the new platforms will be commercially successful. Once a next-generation platform has achieved market acceptance, sales of interactive entertainment software have historically increased. Nintendo has stated that it is in the process of developing a next-generation video game console system. Sony recently announced the creation of the next-generation PlayStation game console, which it expects to introduce in late 2000. Currently, a next-generation PlayStation game console is being designed to be backwards-compatible with existing PlayStation software, allowing consumers to play their old PlayStation games on the new console system. Furthermore, the typical retail prices for the current versions of Sony and Nintendo video game consoles have declined over the past few years, most recently from $149 to $129 in May 1999. We believe that the backwards-compatibility feature and decreasing prices of existing consoles may mitigate decreases in sales of older software products due to anticipation of the introduction of next-generation video game consoles.

    The interactive entertainment software market can generally be divided into several game categories or genres. The most popular genres include action, strategy, adventure/role playing, sports and family entertainment. According to a May 1999 Game Week magazine reader survey, consumers consider factors such as brand history, genre, interest of story, high quality graphics, high quality sound, reliability, pricing, hardware compatibility and ease of learning when purchasing interactive entertainment software. A limited number of titles have typically captured a large share of the sales in the interactive entertainment software market. This hit-driven nature of the market has often led to higher production budgets for titles as well are more complex development and production processes and longer development cycles. Publishers with a history of producing hit titles have generally enjoyed a significant marketing advantage because of their heightened brand recognition and customer loyalty. To capitalize on this heightened brand recognition and customer loyalty, some publishers have introduced sequels or line extensions of their hit titles. Sequels are typically new releases of games based upon the original game concept that also include new characters, settings and gameplay attributes. Line extensions are typically new releases of games based upon the same successful brands and offering the brand in a different genre and/or on additional platforms.

    We believe that the importance of the timely release of hit titles, as well as the increased scope, complexity and expense of the product development and production process, have increased the need for disciplined product development processes that limit cost and schedule overruns and reduce development time. We believe that this need has increased the importance of leveraging the technologies, characters and story lines of past or existing hit titles into additional interactive entertainment software products in order to spread development costs among multiple products.

    Competition for shelf space at mass merchants and software electronic stores has intensified because these high volume retailers often stock only a limited number of titles that are expected to sell large numbers of units. We believe retailers consider the historical performance of games and may be more willing to stock sequels to successful brands rather than unproven titles. Retailers are also seeking to distribute their advertising budget across a small number of titles. We believe that these trends have increased the importance of internally creating and building upon well-known brands by releasing sequels and line extensions.

STRATEGY

    Our objective is to enhance our position as a leading developer and publisher of branded interactive entertainment software. The key elements of our strategy are to:

    BUILD UPON OUR RECOGNIZED PORTFOLIO OF HIGH-QUALITY BRANDS

    Our product strategy is to extend our established interactive entertainment software brands across multiple genres and platforms in order to better differentiate our products to consumers and retailers. Each of our current brands is based on a well-defined computer game environment, or "fantasy world." We create fantasy worlds in our products that allow users to engage in activities that they otherwise may be unable to perform, in settings to which they may not otherwise have access. We develop products in the most popular genres, which include action, strategy, adventure/role playing, sports and family entertainment. We believe that consumers who have enjoyed game playing in a distinctive fantasy world are more likely to buy other products based on the same or a similar fantasy world. We offer consumers of our products both sequels and line extensions of games they already own, as well as new game experiences in different genres within a familiar fantasy world. For example, our Army Men, BattleTanx, Family Game Pack, Heroes of Might and Magic, High Heat Baseball and Might and Magic brands have generated over 30 titles that have been commercially released and over 20 additional titles that are currently in development. We employ our branding strategy to leverage our marketing efforts so longer-lived brands can yield results across multiple platforms and multiple years. In addition, we intend to selectively add new brands to our portfolio. By retaining ownership of our established brands, we may be able to enter additional consumer markets, such as toys or television programming.

    CONTINUE TO DEVELOP SOFTWARE PRODUCTS AND PROPRIETARY TECHNOLOGIES IN OUR
     INTERNAL DEVELOPMENT STUDIOS

    The importance of the timely release of hit titles, especially during the year-end holiday season, has increased the need for disciplined product development processes. We develop our interactive entertainment software products, proprietary technologies and brands internally to better control product quality, development schedules and costs. Our internal studio developers are able to focus all of their efforts on creative development of our products, and improve our ability to respond to changing consumer preferences. Furthermore, we own all of the software technology that we develop internally.

    EXTEND OUR PROPRIETARY TECHNOLOGIES OVER MULTIPLE PRODUCTS, GENRES AND
     PLATFORMS

    Our internal studios will continue to create an extensive portfolio of versatile, company-owned technologies including interactive software engines, development tools, various programming codes and artwork that we can use to develop new products more quickly and cost-effectively. This portfolio of technology is maintained and shared across our internal development product teams under the direction of our Library Group. By sharing our technology across product and teams, we are able to more efficiently and economically develop sequels, expansion packs, line extensions and related products for existing brands. Our strategy of leveraging and reusing our past investments in technology also generally allows us to move new brands and titles more quickly and less expensively from story line development to commercial release.

    EXPAND OUR OPERATIONS IN EUROPE

    We believe that the interactive entertainment software market in Europe represents a significant potential market opportunity for us. In fiscal 2000, we plan to expand our European operations by increasing our direct sales and marketing efforts, as well as by customizing our products for local markets. By expanding our European operations, we expect to better control direct sales, marketing and distribution of our products. Furthermore, by decreasing our dependence on third-party licensees, we believe that we should be able to improve our operating margins on products sold in Europe.

BRANDS AND PRODUCTS

    In fiscal 1998, we shipped three new products for the personal computer. In fiscal 1999, we shipped a total of 14 new products for the three major platforms: the personal computer and the Sony PlayStation and Nintendo N64 video game consoles. In fiscal 2000, we expect to ship a total of over 25 new products for the personal computer, the Sony PlayStation and Nintendo N64 and the Nintendo Game Boy Color hand-held video game platform. All of our personal computer titles released since the beginning of fiscal 1998 feature multi-player capabilities that allow players to compete against each other over the Internet.

    We have developed the following major brands:

    ARMY MEN

    Army Men was first released in April 1998 for the personal computer. Army Men is a two-dimensional tactical action game with an overhead camera angle, featuring the familiar green and tan plastic toy soldiers that many consumers have played with as children. Players control the main character, Sarge, a squad leader in the green army, and his troops through more than 25 missions in a variety of outdoor terrains to defeat the opposing tan army. Army Men 3D was released in March 1999 for the Sony PlayStation and features three-dimensional graphics with an over-the-shoulder camera angle and similar settings and campaigns to Army Men. Army Men II, the sequel to Army Men, was released in February 1999 for the personal computer and is a real-time strategy-like game. In addition to the jungle, desert and mountain terrains featured in Army Men, the combat in Army Men II also takes place in the home. This game is set in everyday living areas such as the kitchen, where the green troops fend off cockroaches and the heat from an electric range, as well as the opposing tan troops.

    We are continuing to build upon the Army Men brand and expand it into new genres and settings. Army Men Air Attack for the Sony PlayStation game console is a helicopter action game with an overhead three-dimensional camera angle. In this game, Army Men troops take to the air and contend with familiar elements in a backyard and other outdoor settings. We expect to release Army Men Air Attack for the Sony PlayStation and personal computer in the second half of fiscal 2000. In addition, Army Men Sarge's Heroes is an over-the-shoulder three-dimensional camera angle action game built around the main character from the Army Men brand, Sarge. The game is expected to feature a new story line with some of the same plastic soldier characters introduced in Army Men and is planned for release during the second half of fiscal 2000 for the Sony PlayStation and Nintendo N64. We intend to release Army Men III in the second half of fiscal 2000 for the personal computer. We also intend to release a version of Army Men in the second half of fiscal 2000 for the Nintendo Game Boy Color.

    The Army Men brand has received much acclaim after its introduction. The April 1999 issue of Nintendo Power magazine, the official publication for the Nintendo N64, reported that "When [Army Men Sarge's Heroes] is ready for release, it could well be a masterpiece."

    BATTLETANX

    We first released BattleTanx in December 1998 for the Nintendo N64 game console. BattleTanx is a three-dimensional, multi-player action game for up to four players that is set in the post-apocalyptic future. Renegade armies wage war against each other in battle tanks. Players engage in combat action in Chicago, Las Vegas, New York and San Francisco. BattleTanx combines battle action with the tactical elements of "capture the flag." A sequel, BattleTanx
II: Global Assault is expected to be released in the second half of fiscal 2000 for the Nintendo N64. In BattleTanx II, players can operate more sophisticated tanks in a variety of European cities. We also intend to release a version of BattleTanx for multiple platforms, including the Nintendo Game Boy Color in the second half of fiscal 2000. The December 1998 issue of Nintendo Power magazine called BattleTanx the "one of the best multi-player games ever."

    VEGAS GAMES AND FAMILY GAME PACK

    Vegas Games Entertainment Pack for Windows was first introduced by New World Computing in July 1992 for the personal computer as that company's first release in the family entertainment genre. This game was one of New World Computing's top selling titles in 1993 and 1994. We acquired New World Computing in 1996 and released Vegas Games Entertainment Pack in March 1997 and Vegas Games 2000 in September 1998, each for the PC. All three products feature a variety of casino games and are designed to provide the casual game player with many hours of entertainment.

    Family Game Pack features 26 different games, including board (backgammon, checkers, chess, etc.), card (bridge, gin, spades, etc.) and casino (blackjack, craps, slots, etc.) games. Family Game Pack was released in November 1997 for the PC and features single player action against computer opponents, as well as multiple players on the same computer.

    We plan to extend the Family Games brand by introducing Family Game Pack 2001 for multiple platforms including the personal computer in the second half of fiscal 2000. We intend to release a version of Vegas Games 2000 for additional platforms including the Sony PlayStation in the second half of fiscal 2000.

    HIGH HEAT BASEBALL

    We first released High Heat Baseball 1999 in March 1998 for the personal computer. High Heat Baseball 1999 features high-resolution graphics, detailed three-dimensional stadium environments, and high quality three-dimensional player animations derived from video motion capture. We believe that High Heat Baseball 1999 provides consumers with the most realistic control over the pitcher and batter confrontation, fielding and base-running. We released High Heat Baseball 2000 for the PC in March 1999 and for the Sony PlayStation in May 1999. These are the first titles in our brand to include all of the actual major league player, team and stadium names pursuant to our licenses from Major League Baseball and the Major League Baseball Players Association. We expect to continue to extend the High Heat Baseball brand by releasing a sequel on multiple platforms, including the PC, in the second half of fiscal 2000.

    In April 1999, our High Heat Baseball brand was recognized as "the best arcade PC baseball game ever" by E-Gamez.com, a gaming web site. PC Gamer magazine reported in May 1999 that "High Heat Baseball 2000 is on track to be not only the best baseball game of this season, but possibly of all time."

    MIGHT AND MAGIC

    New World Computing originally released Might and Magic in 1986 for the personal computer. Might and Magic is a fantasy role-playing game where the player assumes the role of multiple fantasy characters such as knights, wizards, archers and clerics. Players participate in the ongoing story of the game as they rescue fair maidens and overcome dragons and giants. Our New World Computing development team has released six sequels to the series that feature additional story lines, kingdoms and worlds to explore. Might and Magic VII is the latest product in the series for the personal computer and was released in June 1999.

    The cornerstone of the Might and Magic brand is the entertaining fantasy world in which players can explore, embark on adventures and perform heroic deeds. This is the key concept we have used to expand the brand, content and style of play into other software genres, such as strategy, adventure and action.

    We plan to continue to extend the Might and Magic franchise to establish a new brand on the video game console platforms by releasing an action game, Crusaders of Might and Magic, for the Sony PlayStation and Nintendo N64. Crusaders of Might and Magic will follow the over-the-shoulder format of some of the best selling console titles, and will allow players to control the key character in the Might and Magic universe, Drake. We expect to release these products for all three platforms in the second half of fiscal 2000.

    Might and Magic VI The Mandate of Heaven, released in April 1998, has received numerous accolades from the computer gaming press. The December 1998 issue of Computer Gaming World magazine named it the number one holiday role-playing game. In addition, the December 1998 issue of PC Gamer magazine noted that "It's essential gaming for all fans of fantasy."

    HEROES OF MIGHT AND MAGIC

    Our Heroes of Might and Magic brand utilizes story lines, characters and themes from the popular Might and Magic brand and places them in a turn-based strategy game. Heroes of Might and Magic was released in September 1995 for the personal computer. Heroes of Might and Magic II was released in November 1996 for the personal computer and added four new campaigns and multiple stand-alone scenarios. We released in May 1997 an expansion pack to Heroes of Might and Magic II that adds more gameplay, new heroes, new map locations, a new story line and an enhanced multi-player focus with scenarios designed specifically for team play. Heroes of Might and Magic III was released in March 1999 for the personal computer and shares a common universe and overlapping story lines with our Might and Magic VI and VII titles. Heroes of Might and Magic III features new elements, graphics and story lines.

    Our Heroes of Might and Magic brand has received critical acclaim from the computer gaming industry. The October 1998 issue of PC Gamer called Heroes of Might and Magic II "the most popular turn-based strategy game in history." In addition, the June 1998 issue of Consumer Games Strategy Plus also rated Heroes of Might and Magic II with "5 stars out of 5 stars."

    Our current portfolio of brands and products released or in development includes the titles listed in the following table.

                                                                                                              ACTUAL OR
                                                                                                              SCHEDULED
                                                                                                             3DO RELEASE
          BRAND                           PRODUCT                  PLATFORM(1)             GENRE               DATE(2)
ARMY MEN                   Army Men                                Game Boy     Action/Strategy                FY2000 2H
                           Army Men Air Attack                     PC           Action                         FY2000 2H
                           Army Men Air Attack                     PlayStation  Action                         FY2000 2H
                           Army Men III                            PC           Action/Strategy                FY2000 2H
                           Army Men Sarge's Heroes                 PlayStation  Action                         FY2000 2H
                           Army Men Sarge's Heroes                 N64          Action                         FY2000 2H
                           Army Men 3D                             PlayStation  Action                         FY1999 2H
                           Army Men II                             PC           Action/Strategy                FY1999 2H
                           Army Men                                PC           Action/Strategy                FY1999 1H
BATTLETANX                 BattleTanx                              Game Boy     Action                         FY2000 2H
                           BattleTanx II: Global Assault           N64          Action                         FY2000 2H
                           BattleTanx                              N64          Action                         FY1999 2H
FAMILY GAME PACK           Family Game Pack 2001                   PC           Family Entertainment           FY2000 2H
                           Family Game Pack 1999                   PC           Family Entertainment           FY1999 2H
                           Family Card Games                       PC           Family Entertainment           FY1997 1H
GULF WAR                   Gulf War: Operation Desert Hammer       PC           Action                         FY2000 1H
HEROES OF MIGHT AND MAGIC  Heroes of Might and Magic III           PC           Strategy                       FY2000 2H
                           Expansion
                           Heroes of Might and Magic II Gold       PC           Strategy                       FY1999 2H
                           Heroes of Might and Magic III           PC           Strategy                       FY1999 2H
                           Heroes of Might and Magic Compendium    PC           Strategy                       FY1998 2H
                           Heroes of Might and Magic II Expansion  PC           Strategy                       FY1998 1H
                           Heroes of Might and Magic II            PC           Strategy                       FY1997 2H
                           Heroes of Might and Magic               PC           Strategy                       FY1997 1H
HIGH HEAT BASEBALL         High Heat Baseball 2001                 PC           Sports                         FY2000 2H
                           High Heat Baseball 2000                 PlayStation  Sports                         FY2000 1H
                           High Heat Baseball 2000                 PC           Sports                         FY1999 2H
                           High Heat Baseball 1999                 PC           Sports                         FY1998 2H
MIGHT AND MAGIC            Crusaders of Might and Magic            PC           Action/Adventure/Role          FY2000 2H
                                                                                Playing
                           Crusaders of Might and Magic            PlayStation  Action/Adventure/Role          FY2000 2H
                                                                                Playing
                           Crusaders of Might and Magic            N64          Action/Adventure/Role          FY2000 2H
                                                                                Playing
                           Might and Magic VIII                    PC           Adventure/Role Playing         FY2000 2H
                           Might and Magic VII                     PC           Adventure/Role Playing         FY2000 1H
                           Might and Magic VI                      PC           Adventure/Role Playing         FY1999 1H
                           Might and Magic Trilogy                 PC           Adventure/Role Playing         FY1997 1H
VEGAS GAMES                Vegas Games 2000                        PlayStation  Family Entertainment           FY2000 2H
                           Vegas Games 2000                        PC           Family Entertainment           FY1999 2H
                           Vegas Games 1999                        PC           Family Entertainment           FY1997 1H

(1) "PlayStation" means the Sony PlayStation video game console, "N64" means the Nintendo N64 video game console, and "Game Boy" means the Nintendo Game Boy Color hand-held video game.

(2) 1H or 2H refers to first half or second half of the fiscal year indicated. Scheduled release dates after FY2000 1H are our estimates as of the date of this prospectus and may be delayed.

INTERACTIVE ENTERTAINMENT SOFTWARE DEVELOPMENT

    With 321 studio employees as of March 31, 1999, we believe that we have one of the largest internal development groups in the interactive entertainment software industry. Our internal development studios are 3DO Redwood City (Redwood City, California), 3DO Austin (Austin, Texas) and New World Computing (Agoura Hills, California).

    We believe our internal studios allow us to maintain better control over product quality, development costs and development schedules in comparison to companies that outsource product development to external development studios. By developing our interactive entertainment software internally, we retain ownership of the technology we develop and spread our investment in research and development across brands, platforms and genres.

    Our internal studios consist of several development teams, all of which report to our Senior Vice President of Research and Development. Each team is dedicated to the development of a particular product for the duration of a specific project. A team generally consists of producers, engineers, designers, programmers and artists. As of March 31, 1999, we had 175 employees working on design and art, 109 working on software, audio and video technology and 37 producers. We allocate personnel to brands and platforms to maintain brand continuity and creativity in development while seeking to maximize productivity from experts in the technology for each hardware platform. As of March 31, 1999, 264 of our 321 internal studio employees focused on our six primary brands, of which 126 employees are allocated to games for the personal computer and Internet platforms, 131 to the Sony platform and 36 to the Nintendo platform. Upon completion and shipment of a new product, the team members are then assigned to a product in development.

    Interactive entertainment software game concepts are generated by employees from our internal studios, as well as from our sales, marketing and executive teams. Concept or theme proposals are reviewed and approved by our executive team. We also conduct product and marketing focus groups to determine the potential market for a new product or brand. Once a game is approved, we assign an executive producer and a product marketing manager to oversee its development and marketing. This team develops a design document and script for the game, as well as a timeline. During development, our executives review each product's development progress against predetermined milestones, as well as market conditions and the title's potential financial performance. If market conditions or development milestones indicate that the product will not achieve the approved strategic or financial plan, we either take corrective actions or terminate the product and reallocate current resources to other projects. Products we complete are tested by our executive team and our internal testing group prior to release for shipment to the retail channel.

    Our internal studios have developed a library of over 15 proprietary interactive entertainment software engines with over 10 additional engines in development. Our Library Group maintains our collection of software engines and other technology and helps to identify available tools to be shared by our various product teams to facilitate the development of new products. While an engine is initially developed for one product, our development staff can often efficiently adapt an engine to new products. Our library is composed of over 90 software modules, representing collectively more than 125,000 lines of tested software code. We also use a suite of 17 internally developed software tools to speed product development. During fiscal 2000 we intend to develop our ability to localize products for selected European countries using internal resources. The development cycle of our new products is difficult to predict, but typically ranges from 12 to 24 months for a first-generation title. Sequels or line extensions typically can be developed more quickly and less expensively than first-generation titles by utilizing our previously developed technology.

    We have contracted with outside development firms to port several of our current software titles to the Nintendo Game Boy Color hand-held video game platform until we establish the internal capabilities to develop software for this platform.

SALES, MARKETING AND DISTRIBUTION

    We target the retail channel and consumers through a variety of sales, advertising and marketing campaigns including television, print media, public relations and Internet marketing. The selling and marketing strategies associated with a particular product may vary depending upon the product platform. Advertising and marketing campaigns for interactive entertainment software for the personal computer usually require expenditures in print media such as trade magazines, newspapers and consumer magazines. Products for the video game console platform generally require a more significant investment in the production of a television campaign.

    In addition to our 35-person internal sales and marketing organization, which focuses on sales to major North American retailers and distributors, we also utilize 10 independent sales representative firms that specialize in the sales and marketing of products for video game console platforms. We also have several licensees that sell our products in various territories including Canada, Europe, Latin America, Asia, and Australia. Our distributors purchase fully packaged products from us for resale to retailers, while licensees receive master copies of software code and packaging, which they can manufacture, market and sell to distributors or retailers in exchange for royalty payments.

    NORTH AMERICA. We distribute and sell our interactive entertainment software in North America through direct relationships with major retail customers, as well as through third party distributors. Our distributors primarily sell products for the personal computer platform. We have recently decreased our reliance on distributors and expect to continue to increase direct sales to retailers, particularly for video game console products. The number of retail outlets that sold our products increased to over 20,000 in fiscal 1999 from approximately 6,000 in fiscal 1998. Our largest retailers in fiscal 1999 were:

Best Buy             Target
Wal-Mart             Sears
Electronics
  Boutique           Hollywood Video
Babbage's            KayBee Toys
Toys "R" Us          Kmart
Blockbuster Video

    In fiscal 1999, sales to each of Best Buy and Navarre, a distributor, represented more than 10% of our total software publishing revenues. Sales to our five largest retailers and distributors accounted for approximately 54% of our software publishing revenues in fiscal 1998 and 53% of our software publishing revenues in fiscal 1999. Some of our major retailers also purchased personal computer platform products from our distributors and these sales are not reflected in the percentage of revenues figures listed above. However, we believe that if we included sales through distributors, direct and indirect sales to Wal-Mart would have represented more than 10% of our total revenues in fiscal 1999.

    INTERNATIONAL. We currently license the software code, user manuals and packaging for our interactive entertainment software products for manufacture, distribution and marketing of our products in Europe, Latin America, Asia and Australia. By licensing the manufacturing, distribution and marketing of our products to third parties, we have been able to maintain a worldwide presence in the interactive entertainment software market without significant investment in sales, marketing and manufacturing infrastructure. We plan to expand our operations in Europe by the end of fiscal 2000 and shift more emphasis to directly selling in Europe rather than licensing our products to third parties for distribution. We believe we can ultimately increase our revenues and improve our operating margins on products sold in Europe by decreasing our dependence on third party licensees.

    INTERNET. We currently maintain an extensive Web site which contains the following major sections:

    - Products. For each of our brands, the site contains a detailed description of each product and its gameplay. Users can also download to their computers a demo containing a few levels of each game, a video clip showing actual gameplay, an animated description of the game and actual screenshots from each game. Users have the ability to download artwork including box art and character renderings and wallpaper containing artwork from each game that the user can display on a computer desktop. Our Web site also provides support for each product allowing users to download updates and modifications to our software, and providing responses to frequently asked questions and communication with our customer service department.

    - The 3DO Community. This section of the site allows customers to register individually with their own profiles and screen names, to converse on-line with each other about our products, and to post messages and receive mail regarding our products.

    - The 3DO Store. This section of the site allows consumers to purchase our products online directly from us.

MANUFACTURING

    We believe that our principal strengths are designing and developing strong, high quality interactive entertainment software brands. In order to concentrate our efforts on brand and title development, we have established relationships with JVC, Sony and Nintendo to outsource manufacturing and physical distribution of our titles. We also outsource these functions to take advantage of the manufacturing economies of scale which these major companies can offer and to avoid the capital investment and overhead costs inherent in establishing and maintaining internal manufacturing operations.

    Sony has granted us a non-exclusive license to develop and distribute game software on CD-ROMs for use on the Sony PlayStation console in the United States and Canada, under which we pay Sony a per unit royalty for each unit manufactured. Sony is the exclusive manufacturer of products licensed under this agreement. The agreement grants us a license to use proprietary Sony software and hardware to develop titles for the PlayStation and to use Sony trademarks to market, distribute and sell titles for the PlayStation. We retain all right, title, and interest in and to our software. Development of new games under this agreement is subject to approval by Sony and testing and approval of the completed game by Sony is required prior to market introduction. The license expires in September 1999 and is terminable earlier by Sony for our breach, instances related to debt and insolvency, or significant change of control of our company. We are currently negotiating with Sony to renew our PlayStation license and expand its geographic territory.

    Nintendo has granted us a non-exclusive license to utilize proprietary programming specifications, development tools, trademarks, and other intellectual property rights solely in order to develop video game software and sell such software for the BattleTanx brand for play on the Nintendo 64 system throughout the Western Hemisphere. Development of new games for use under this agreement is subject to approval by Nintendo and testing and approval of the completed game by Nintendo is required prior to market introduction. Additionally, Nintendo has exclusive responsibilities for establishing and fulfilling all aspects of the manufacturing process. We have granted Nintendo an exclusive right with respect to BattleTanx, which prohibits us from releasing BattleTanx on any other platform for a one-year period commencing December 1998. Under the agreement, after licensing a product, we buy discrete quantities of licensed game software units from Nintendo for sale. The license expires in December 1999 and is terminable earlier by Nintendo for breach or instances related to our debt and insolvency. Currently, the agreement only covers the BattleTanx brand, but we are negotiating with Nintendo to expand the license to other brands and extend the license term.

    JVC manufactures our personal computer CD-ROMs. We have granted JVC a non-exclusive license to replicate compact discs of our executable game software code and assemble and package materials to create a finished product. Prices for replication are pursuant to prices submitted by written quotation or contract and are subject to change annually by JVC based on changes in material and labor costs and market conditions. Additionally JVC provides warehousing services and takes orders from us for finished products and packages and prepares them for shipping. At no time does JVC acquire any ownership rights to items we supply to it. The contract may be terminated by either party with 60 days' prior written notice.

    Before we start shipping a product, we provide our manufacturers with a title's software code and related artwork, user instructions, warranty information, brochures and packaging designs. JVC, Nintendo and Sony manufacture based on purchase orders we submit in the ordinary course of business. JVC and Sony generally ship our titles within two weeks after receiving our order. Nintendo generally ships titles within four to six weeks after receiving our order primarily due to the additional time required to manufacture game cartridges overseas. Although we depend on a limited number of manufacturers, we have not experienced any material difficulties or delays in the manufacture of our titles, nor have we experienced any material delays due to title defects or due to the unavailability of components or raw materials. Our software titles carry a 90-day limited warranty.

COMPETITION

    The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than us. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and pay higher fees to licensors of desirable properties and to third party software developers. We believe that the principal competitive factors in the interactive entertainment software industry include brand name recognition, entertainment value of specific titles, product features, quality, ease of use, price and product support.

    We compete primarily with other publishers of interactive entertainment software for personal computers and video game consoles. Significant competitors include Acclaim Entertainment, Activision, Eidos, Electronic Arts, GT Interactive Software, Interplay, LucasArts and THQ. In addition, integrated video game console hardware/software companies such as Sony and Nintendo compete directly by developing their own software titles for their respective platforms. Large diversified entertainment or software companies, such as The Walt Disney Company or Microsoft, many of which own substantial libraries of available content and have substantially greater financial resources than us, may decide to compete directly with us or to enter into exclusive relationships with our competitors.

    Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software publishers, and in particular interactive entertainment software publishers, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return privileges and other concessions. Retailers and distributors also consider, as important competitive factors, marketing support, quality of customer service and historical performance. Our products constitute a relatively small percentage of any retailer's sales volume.

INTELLECTUAL PROPERTY

    We hold copyrights on our products, product literature and advertising and other materials, and hold trademark rights in our name, our logo, and some of our product names and publishing labels. We have licensed certain products to third parties for manufacture and distribution in particular geographic markets outside North America, and receive royalties on such licenses. We currently outsource product development for the Nintendo Game Boy Color hand-held video game platform to third party developers. We contractually retain all intellectual property rights related to such projects.

    We regard our software as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap" license agreements or limitations on use with our software, the enforceability of such agreements or limitations is uncertain. While we copy-protect our products, we are aware that unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, our operating results could be materially adversely affected.

    We rely on existing copyright laws to prevent unauthorized distribution of our software. Existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult, and software piracy can be expected to be a persistent problem, especially in certain international markets. Further, the laws of certain countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the U.S. or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and if we seek to leverage our software products using emerging technologies, such as the Internet and on-line services, it may become more difficult to protect our intellectual property rights, and to avoid infringing the intellectual property rights of others. In addition, the intellectual property laws are less clear with respect to such emerging technologies. We cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with such emerging technologies.

    As the number of interactive entertainment software products in the industry increases and the features and content of these products further overlap, software developers may increasingly become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, we cannot be certain that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, we have received communication from third parties asserting that features or content of certain of our products may infringe upon the intellectual property rights of such parties. We cannot be certain that existing or future infringement claims against us will not result in costly litigation or require us to seek to license the intellectual property rights of third parties, which licenses may not be available on acceptable terms, if at all.

    We license certain copyrights and trademarks for use in our High Heat Baseball brand and pay applicable royalties. If we were unable to maintain or renew those licenses for use in High Heat Baseball, we would be unable to release additional sequels and line extensions for that brand and our business may be seriously harmed.

GOVERNMENT REGULATION

    The home video game industry requires interactive entertainment software publishers to provide consumers with information about graphic violence and sexually explicit material contained in their interactive entertainment software products. This system requires publishers to identify particular products within defined rating categories and communicate such ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product's rating.

    Mandatory government-imposed interactive entertainment software products rating systems eventually may be adopted in many countries, including the United States. Due to the uncertainties inherent in the implementation of rating systems, confusion in the marketplace may occur, and publishers may be required to modify or remove products from the market. However, we are unable to predict what effect, if any, such rating systems would have on our business.

    Many foreign countries have laws which permit governmental entities to censor the content of certain works, including interactive entertainment software. As a result, we may be required to modify our products to comply with these requirements, or withdraw them from the market which could result in additional expense and loss of revenues.

    Certain retailers have in the past declined to stock some software products because they believed that the content of the packaging artwork or the products would be offensive to their customer base. Although such actions have not yet affected us, we cannot be certain that our distributors or retailers will not take such actions in the future.

EMPLOYEES

    As of March 31, 1999, we employed 353 full-time employees and 46 independent contractors. These persons provided services in the following areas: 321 in product development, 26 in sales and marketing, and 52 in finance, administration, distribution and legal services.

FACILITIES

    As of March 31, 1999, we leased 50,488 square feet in Redwood City, California, 12,500 square feet in San Mateo, California, 7,900 square feet in Austin, Texas, and 14,300 square feet in Agoura Hills, California, for an aggregate monthly rent expense of approximately $177,000. These facilities house our administrative, research, development and sales operations. The lease for the Redwood City facility expires in July 2001. The lease for approximately 7,800 square feet of the San Mateo facility expired and we subleased the remaining space in May 1999. The lease for the Austin facility expires in September 2000, and the lease for the Agoura Hills facility expires in January 2001. We believe that these facilities are adequate for our current needs.

LEGAL PROCEEDINGS

    We are engaged in certain legal actions arising in the ordinary course of business. We believe that we have adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on our financial position or results of operations, although we cannot be certain as to the outcome of such litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information for our executive officers and directors as of March 31, 1999.

NAME                                            AGE                                POSITION
-------------------------------------------     ---     ---------------------------------------------------------------
Trip Hawkins...............................         45  Chairman of the Board and Chief Executive Officer
James A. Cook..............................         50  Executive Vice President, General Counsel and Secretary
Stephen E. Fowler..........................         40  Senior Vice President, Sales and Operations
Richard J. Hicks, III......................         38  Senior Vice President, Product Development
John W. Adams..............................         37  Chief Financial Officer
Robert Gayman..............................         38  Vice President, Sales
Jeffrey A. Cleary..........................         41  Vice President, Marketing
Dominic Wheatley...........................         39  Chairman of 3DO Europe
William A. Hall............................         67  Director
H. William Jesse, Jr.......................         47  Director
Hugh C. Martin.............................         45  Director

    TRIP HAWKINS, the founder of 3DO, has been Chairman of the Board and Chief Executive Officer of 3DO since September 1991. He also served as President from September 1991 until October 1995, and he served as Secretary from September 1991 through February 1993. From August 1982 to December 1990, Mr. Hawkins served as President of Electronic Arts. He served as the Chief Executive Officer of Electronic Arts from August 1982 until May 1991, and was Chairman of its board of directors from August 1982 until July 1994. Prior to founding Electronic Arts, Mr. Hawkins was a director of marketing at Apple Computer, Inc.

    JAMES A. COOK became Executive Vice President, General Counsel and Secretary of 3DO in April 1996. He had been Senior Vice President, General Counsel and Secretary since July 1994, and from January 1993 until July 1994, he served as Vice President, General Counsel and Secretary. From January 1990 until January 1993, he was a partner in the law firm of Cook and Lefevre. From June 1985 to December 1989, he was a sole practitioner operating as the Law Offices of James Alan Cook.

    STEPHEN E. FOWLER was appointed as 3DO's Senior Vice President, Sales and Operations in April 1998. Previously, he served as Senior Vice President, Operations from May 1997; Vice President, Operations from October 1995; Vice President, Developer and Customer Services from June 1994; and Senior Director, Developer Services from January 1993. From September 1990 to January 1993, he served as Vice President, Technical Services at Gupta Corporation (now called Centura Software Corporation), a software tools company. From April 1984 to August 1990, he served in various senior management positions including Director, Worldwide Services at Application Development Systems.

    RICHARD J. HICKS, III joined 3DO as Vice President, Product Development in October 1997 and was promoted to Senior Vice President, Product Development in November 1998. He was co-founder of New Wave Entertainment, Inc., an interactive entertainment software company, and served as its Vice President, Software Development from July 1995 to August 1997. He was Vice President, Software of ShaBLAMM Computer, Inc., a computer hardware company, from February 1994 to July 1995. From May 1988 to January 1994, he held several software development positions at Electronic Arts.

    JOHN W. ADAMS became 3DO's Chief Financial Officer in March 1998. He served as Vice President, Planning and Analysis and Director of Operations at International Thomson Publishing, from April 1996 to March 1998. Mr. Adams served as Senior Manager, Financial Planning from February 1993 to April 1996 at The Walt Disney Company and was a Manager, Business Planning at The Gap

Incorporated from March 1992 to February 1993. Mr. Adams has also held various planning positions at the Pepsi-Cola Company from February 1986 to March 1992.

    ROBERT GAYMAN joined 3DO as Vice President, Sales in March 1999. From October 1996 to March 1999, he was Western Regional Sales Manager for Sony Computer Entertainment America, and from January 1993 to October 1996, he was National Sales Manager for Sun Gro Consumer Products. He has also held sales positions at Mediagenic, Spalding Sports Worldwide, and RJR Nabisco Brands.

    JEFFREY A. CLEARY joined 3DO as Vice President, Marketing in May 1999. From June 1998 to May 1999, he was the Vice President, Marketing and Sales at Stagecast Software. From August 1993 to September 1995, he was Director, Marketing and Product Development for the Boys Toys division at Galoob Toys and from September 1995 to June 1998, he was Vice President, Marketing and Product Development for Boys Toys at Galoob Toys. From June 1987 to August 1993, he held several marketing positions at RJRNabisco/Del Monte. He has also worked in advertising and retail sales.

    DOMINIC WHEATLEY became Chairman of 3DO Europe in May 1999. From 1996 to 1998, he was semi-retired and pursued various entrepreneurial activities. He founded Domark Software in 1984 and served as its Chief Executive Officer through a series of several acquisitions whereby Domark became Eidos plc in 1996. Mr. Wheatley also serves as a non-executive director of Statpro, a financial software company.

    WILLIAM A. HALL has been a director since June 1997. He founded Sight & Sound Distributing Company, in December 1984 and has been its President and Chief Executive Officer since that time. Since 1988 he has also been owner of W.A.A. Management/Consulting, and since 1993 he has been Vice Chairman and majority stockholder of U.S. Animation, Inc. He has been a partner in Lincolnshire Management, Inc., a management consultant company, since June 1994. Mr. Hall is also a director of Chromium Graphics, Inc.; Credentials (TRW Credit); Northword Press; and Lincolnshire Management, Inc. Mr. Hall is a member of the Audit Committee and Compensation Committee.

    H. WILLIAM JESSE, JR. has been a director since September 1997. He joined cybermeals, Inc. (now called Food.com), an Internet company, in 1997 and was elected its Chairman and Chief Executive Officer in March 1998. From 1986 through March 1998, he was Chairman, President and Chief Executive Officer of Jesse Hansen & Co., a consulting company, and remains as Chairman. He also serves as Chairman and Chief Executive Officer of Vineyard Properties of California, Inc. Mr. Jesse has previously served as Chief Executive Officer of American Hawaii Cruises; Vice President of The Getz Corporation; Chief Executive Officer of the Delta Queen Steamboat Co. and Vice President of its parent, The Coca Cola Bottling Company of New York; and Vice President of Prudential Lines, Inc. and General Manager of its Mediterranean/Mideast Division. Mr. Jesse serves on the board of directors of The Wine Group, Inc., Stanislaus Food Products Company, Wired Ventures, Inc., ExTerra Credit Recovery, and Online Partners, Inc. Mr. Jesse is a member of the Audit Committee.

    HUGH C. MARTIN has been a director since April 1996. Since January 1998, he has been Chief Executive Officer of Optical Networks, Incorporated, a telecommunications network equipment company. Until his resignation from 3DO in June 1997, he served as our President from October 1995; Chief Operating Officer from January 1993 until October 1995; and Senior Vice President, Engineering and Operations from May 1992 until January 1993. From March 1988 to April 1992, he served as a director and then a senior director of Apple Computer, Inc. Previously, Mr. Martin co-founded and served as the Vice President and Chief Development Officer of Ridge Computers, where he co-designed one of the industry's first commercial RISC processors. Mr. Martin is a member of the Compensation Committee.

    Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board is divided into three classes, with each class serving staggered three-year terms. Mr. Hall will stand for re-election at the 1999 annual meeting of stockholders. Mr. Jesse will stand for re-election at the 2000 annual meeting of stockholders. Mr. Hawkins and Mr. Martin will stand for re-election at the 2001 annual meeting of stockholders. Each officer serves at the discretion of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us for the beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of common stock in this offering by:

    - each stockholder known by us to own beneficially more than 5% of our common stock;

    - each director;

    - each of our chief executive officer and four other most highly compensated executive officers; and

    - all directors and executive officers as a group.

    As of March 31, 1999 there were 25,540,242 shares of common stock outstanding. This number does not include shares of treasury stock. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power over those shares, subject to community property laws where applicable.

                                                               SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                                  OWNED PRIOR TO             OWNED AFTER
                                                                   OFFERING(1)              OFFERING (1)
                                                             ------------------------  -----------------------
                                                               NUMBER       PERCENT      NUMBER      PERCENT
                                                             -----------  -----------  ----------  -----------
Trip Hawkins (2)...........................................    6,239,736        23.4%
J&W Seligman & Co., Incorporated
  100 Park Avenue
  New York, New York 10017.................................    3,232,200        12.7    3,232,200
William A. Hall (3)........................................       45,383       *           45,383
H. William Jesse, Jr. (4)..................................       38,333       *           38,333
Hugh C. Martin (5).........................................       36,667       *           36,667
James A. Cook (6)..........................................      461,085         1.8      461,085
Stephen E. Fowler (7)......................................      159,116       *          159,116
Richard J. Hicks, III (8)..................................       62,133       *           62,133
John W. Adams (9)..........................................       35,818       *           35,818
All executive officers and directors as a group
  (11 persons) (10)........................................    7,140,230        26.0%

------------------------

   * Less than 1% of the outstanding shares of common stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the table above, the address of each of the individuals listed in the table is 600 Galveston Drive, Redwood City, California 94063.

 (2) Includes 1,102,833 shares subject to an option exercisable within 60 days
     of March 31, 1999. We have reserved           shares for sale to Mr.
     Hawkins, who has expressed an interest in purchasing shares in the offering. See "Underwriting."

 (3) Includes 38,333 shares subject to an option exercisable within 60 days of March 31, 1999.

 (4) Includes 33,333 shares subject to an option exercisable within 60 days of March 31, 1999.

 (5) Includes 36,667 shares subject to an option exercisable within 60 days of March 31, 1999.

 (6) Includes 451,167 shares subject to an option exercisable within 60 days of March 31, 1999.

 (7) Includes 155,665 shares subject to an option exercisable within 60 days of March 31, 1999.

 (8) Includes 57,333 shares subject to an option exercisable within 60 days of March 31, 1999.

 (9) Includes 35,000 shares subject to an option exercisable within 60 days of March 31, 1999.

 (10) Includes shares held beneficially by executive officers and directors as shown in the foregoing table and 1,962,326 shares subject to options exercisable within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws.

COMMON STOCK

    As of March 31, 1999, there were 25,540,242 shares of common stock outstanding which were held of record by approximately 810 stockholders. This number does not include shares of treasury stock.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of 3DO, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of us without further action by the stockholders. No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Gerard Klauer Mattison & Co., Inc. and Wedbush Morgan Securities Inc. are acting as representatives, have severally, but not jointly, agreed to purchase from us the following respective number of shares of common stock:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Gerard Klauer Mattison & Co., Inc..........................................
Wedbush Morgan Securities Inc..............................................
                                                                             -----------------
  Total....................................................................
                                                                             -----------------
                                                                             -----------------

    The underwriting agreement provides that the obligations of the underwriters are subject to some conditions precedent, and that the underwriters will be obligated to purchase all of the shares of common stock offered in this prospectus (other than those shares covered by the over-allotment option described below) if any are taken. The underwriting agreement provides that in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased.

    The underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to some dealers at a price that represents a concession not in
excess of $      per share. After the initial offering of the shares of common stock, the offering price and concession and discount to dealers may be changed by the representatives of the underwriters.

    We have granted to the underwriters an option exercisable by the representatives of the underwriters, expiring at the close of business on the 30th day after the date of this prospectus, to purchase up to additional shares of common stock at the offering price, less underwriting discounts and commissions, all as set forth on the cover page of this prospectus. This option may be exercised only to cover over-allotments in the sale of the shares of common stock. To the extent that the option is exercised, each underwriter will become obligated, subject to some conditions, to purchase a number of additional shares of the common stock proportionate to each underwriter's initial amount reflected in the foregoing table.

    The following table summarizes the compensation to be paid to the underwriters by us.

                                                                   WITHOUT           WITH
                                                                OVER-ALLOTMENT  OVER-ALLOTMENT
                                                                --------------  --------------
Underwriting discounts and commissions paid by us.............

    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $700,000.

    We and our directors, executive officers, and certain of our employees have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, without the prior written consent of Gerard Klauer Mattison & Co., Inc. for a period of 180 days after the date of this prospectus.

    The representatives of the underwriters on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by these syndicate members are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the securities offered hereby who are underwriters or prospective underwriters may, subject to some limitations, make bids for or purchases of such securities until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions, penalty bids, and other permissible purchases of shares of common stock by or on behalf of the underwriters may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    We have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act.

    We have reserved      shares for sale to William M. Hawkins III, our
Chairman and Chief Executive Officer, who has expressed an interest in purchasing shares in this offering. Any reserved shares not purchased by Mr. Hawkins will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The underwriters will not receive any underwriting discounts or commissions from the sale of shares to Mr. Hawkins.

                                 LEGAL MATTERS

    The validity of the common stock in this offering will be passed upon for us by James A. Cook, general counsel. Certain other legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

    The consolidated balance sheets as of March 31, 1998 and 1999, and the consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1997, 1998 and 1999 have been included in this registration statement in reliance upon the report of KPMG LLP, independent auditors, given and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits filed with it. Statements in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statement without charge at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as ours that file electronically with the Commission.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on its Web site within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol "THDO." Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents, which we have filed with the Commission, are incorporated by reference into this prospectus: (1) our annual report on Form 10-K for the fiscal year ended March 31, 1998; (2) our quarterly reports on Form 10-Q for the quarters ended December 31, 1998, September 30, 1998 and June 30, 1998; and (3) our proxy statement filed August 6, 1998 relating to the 1998 Annual Meeting of Stockholders held on September 16, 1998.

    All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to The 3DO Company, 600 Galveston Drive, Redwood City, California 94063, Attention: Investor Relations, telephone number (650) 261-3000.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                        THE 3DO COMPANY AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.........................................................  F-2

Consolidated Balance Sheets as of March 31, 1998 and 1999............................  F-3

Consolidated Statements of Operations for each of the years in the three year period ended March 31, 1999...............................................................  F-4

Consolidated Statements of Stockholders' Equity for each of the years in the three year period ended March 31, 1999...................................................  F-5

Consolidated Statements of Cash Flows for each of the years in the three year period ended March 31, 1999...............................................................  F-6

Notes to Consolidated Financial Statements...........................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The 3DO Company:

    We have audited the accompanying consolidated balance sheets of The 3DO Company and subsidiaries as of March 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The 3DO Company and subsidiaries as of March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Mountain View, California
May 4, 1999

                        THE 3DO COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                 MARCH 31,
                                                                                          ------------------------
                                                                                             1998         1999
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.............................................................  $    16,209  $     2,256
  Short-term investments................................................................       18,375       11,595
  Accounts receivable, net..............................................................          216       20,777
  Prepaid and other current assets......................................................          838        1,420
                                                                                          -----------  -----------
    Total current assets................................................................       35,638       36,048
Property and equipment, net.............................................................        3,336        3,320
Deposits and other assets...............................................................        1,473        1,120
                                                                                          -----------  -----------
    Total assets........................................................................  $    40,447  $    40,488
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................................  $       495  $     1,859
  Accrued expenses......................................................................        2,468        6,526
  Deferred revenue......................................................................          352          485
  Short-term debt.......................................................................           --        9,505
  Other current liabilities.............................................................        3,554        1,998
                                                                                          -----------  -----------
    Total current liabilities...........................................................        6,869       20,373
                                                                                          -----------  -----------
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000 shares authorized; no shares issued...........           --           --
  Common stock, $0.01 par value; 50,000 shares authorized; 29,018 and 29,760 shares
    issued; 25,570 and 25,540 shares outstanding, respectively..........................          290          297
  Additional paid-in capital............................................................      159,938      161,975
  Accumulated other comprehensive loss..................................................         (290)        (255)
  Accumulated deficit...................................................................     (114,673)    (127,840)
  Treasury stock, at cost, 3,448 and 4,220 shares, respectively.........................      (11,687)     (14,062)
                                                                                          -----------  -----------
    Total stockholders' equity..........................................................       33,578       20,115
                                                                                          -----------  -----------
    Total liabilities and stockholders' equity..........................................  $    40,447  $    40,488
                                                                                          -----------  -----------
                                                                                          -----------  -----------

          See accompanying Notes to Consolidated Financial Statements.

                        THE 3DO COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       YEAR ENDED MARCH 31,
                                                                                ----------------------------------
                                                                                   1997        1998        1999
                                                                                ----------  ----------  ----------
SOFTWARE PUBLISHING
Revenues......................................................................  $    9,540  $    9,429  $   48,019
Cost of revenues..............................................................       5,397       3,916      13,778
                                                                                ----------  ----------  ----------
Gross profit..................................................................       4,143       5,513      34,241
                                                                                ----------  ----------  ----------
Operating expenses:
  Research and development....................................................      23,717      16,483      25,939
  Sales and marketing.........................................................       5,309       5,612      13,497
  General and administrative..................................................       6,917       6,399       8,900
  In-process research and development.........................................       7,700          --          --
                                                                                ----------  ----------  ----------
    Total operating expenses..................................................      43,643      28,494      48,336
                                                                                ----------  ----------  ----------
Operating loss................................................................     (39,500)    (22,981)    (14,095)
Net interest and other income.................................................       2,115       1,874       1,119
                                                                                ----------  ----------  ----------
Loss before taxes.............................................................  $  (37,385) $  (21,107) $  (12,976)
                                                                                ----------  ----------  ----------

HARDWARE SYSTEMS
Revenues:
  Royalties and license fees..................................................  $   79,167  $   29,371  $       --
  Development systems and other...............................................       3,643          90          --
                                                                                ----------  ----------  ----------
    Total revenues............................................................      82,810      29,461          --
                                                                                ----------  ----------  ----------
Cost of revenues:
  Royalties and license fees..................................................         456          --          --
  Development systems and other...............................................       2,136          43          --
                                                                                ----------  ----------  ----------
    Total of cost of revenues.................................................       2,592          43          --
                                                                                ----------  ----------  ----------
Gross profit..................................................................      80,218      29,418          --
                                                                                ----------  ----------  ----------
Operating expenses:
  Research and development....................................................      18,360       2,664          --
  Sales and marketing.........................................................       2,734          --          --
  General and administrative..................................................       4,393         923          --
                                                                                ----------  ----------  ----------
    Total operating expenses..................................................      25,487       3,587          --
                                                                                ----------  ----------  ----------
Operating income..............................................................      54,731      25,831          --
Gain on sale of hardware systems assets.......................................          --      18,032          --
                                                                                ----------  ----------  ----------
Income before taxes...........................................................  $   54,731  $   43,863  $       --
                                                                                ----------  ----------  ----------

CONSOLIDATED SOFTWARE PUBLISHING AND HARDWARE SYSTEMS

Income (loss) before taxes....................................................  $   17,346  $   22,756  $  (12,976)
Income and foreign withholding taxes..........................................       4,075         219         191
                                                                                ----------  ----------  ----------
Net income (loss).............................................................  $   13,271  $   22,537  $  (13,167)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Basic net income (loss) per share.............................................  $     0.48  $     0.85  $    (0.51)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Diluted net income (loss) per share...........................................  $     0.46  $     0.83  $    (0.51)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Shares used to compute basic net income (loss) per share......................      27,662      26,387      25,602
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Shares used to compute diluted net income (loss) per share....................      28,935      27,114      25,602
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                        THE 3DO COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEAR ENDED MARCH 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                          COMMON STOCK       ADDITIONAL   ACCUMULATED OTHER
                                                     ----------------------    PAID-IN      COMPREHENSIVE    ACCUMULATED
                                                      SHARES      AMOUNT       CAPITAL         INCOME          DEFICIT
                                                     ---------  -----------  -----------  -----------------  ------------
Balances as of March 31, 1996......................     26,003   $     260    $ 150,541       $    (189)      $ (150,481)
Comprehensive Income:
  Net income.......................................                                                               13,271
  Other comprehensive income (loss)
    Unrealized gain from investments...............         --          --           --              36               --
    Foreign currency translation...................         --          --           --             (11)              --
  Comprehensive income.............................
Issuance of common stock for acquisition...........      1,610          16        5,664              --               --
Sale of common stock through employee stock plans
  and other plans..................................        709           7        1,844              --               --
Common stock issued under stock incentive
  program..........................................         47           1          440              --               --
                                                     ---------       -----   -----------          -----      ------------
Balances as of March 31, 1997......................     28,369   $     284    $ 158,489       $    (164)      $ (137,210)
  Comprehensive Income:
  Net income.......................................         --          --           --                           22,537
  Other comprehensive loss
    Unrealized loss from investments...............         --          --           --            (112)              --
    Foreign currency translation...................         --          --           --             (14)              --
  Comprehensive income.............................
Sale of common stock through employee stock plans
  and other plans..................................        649           6        1,449              --               --
Repurchase of common stock.........................                                  --              --               --
                                                     ---------       -----   -----------          -----      ------------
Balances as of March 31, 1998......................     29,018   $     290    $ 159,938       $    (290)      $ (114,673)
Comprehensive Income:
  Net loss.........................................         --          --           --              --          (13,167)
  Other comprehensive income
    Unrealized gain from investments...............         --          --           --              35               --
Comprehensive loss.................................
Sale of common stock through employee stock plans
  and other plans..................................        742           7        2,037              --               --
Repurchase of common stock.........................                                                  --               --
                                                     ---------       -----   -----------          -----      ------------
Balances as of March 31, 1999......................     29,760   $     297    $ 161,975       $    (255)      $ (127,840)
                                                     ---------       -----   -----------          -----      ------------
                                                     ---------       -----   -----------          -----      ------------

                                                      TREASURY
                                                      STOCK, AT   STOCKHOLDERS'   COMPREHENSIVE
                                                        COST         EQUITY       INCOME (LOSS)
                                                     -----------  -------------  ---------------
Balances as of March 31, 1996......................          --     $     131
Comprehensive Income:
  Net income.......................................                    13,271       $  13,271
  Other comprehensive income (loss)
    Unrealized gain from investments...............          --            36              36
    Foreign currency translation...................          --           (11)            (11)
                                                                                 ---------------
  Comprehensive income.............................                                 $  13,296
                                                                                 ---------------
                                                                                 ---------------
Issuance of common stock for acquisition...........          --         5,680
Sale of common stock through employee stock plans
  and other plans..................................          --         1,851
Common stock issued under stock incentive
  program..........................................          --           441
                                                     -----------  -------------
Balances as of March 31, 1997......................          --     $  21,399
  Comprehensive Income:
  Net income.......................................          --        22,537       $  22,537
  Other comprehensive loss
    Unrealized loss from investments...............          --          (112)           (112)
    Foreign currency translation...................          --           (14)            (14)
                                                                                 ---------------
  Comprehensive income.............................                                 $  22,411
                                                                                 ---------------
                                                                                 ---------------
Sale of common stock through employee stock plans
  and other plans..................................          --         1,455
Repurchase of common stock.........................   $ (11,687)    $ (11,687)
                                                     -----------  -------------
Balances as of March 31, 1998......................   $ (11,687)    $  33,578
Comprehensive Income:
  Net loss.........................................          --       (13,167)      $ (13,167)
  Other comprehensive income
    Unrealized gain from investments...............          --            35              35
                                                                                 ---------------
Comprehensive loss.................................                                 $ (13,132)
                                                                                 ---------------
                                                                                 ---------------
Sale of common stock through employee stock plans
  and other plans..................................          --         2,044
Repurchase of common stock.........................      (2,375)       (2,375)
                                                     -----------  -------------
Balances as of March 31, 1999......................   $ (14,062)    $  20,115
                                                     -----------  -------------
                                                     -----------  -------------

          See accompanying Notes to Consolidated Financial Statements.

                        THE 3DO COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                       YEAR ENDED MARCH 31,
                                                                                ----------------------------------
                                                                                   1997        1998        1999
                                                                                ----------  ----------  ----------
Cash flows from operating activities:
  Net income (loss)...........................................................  $   13,271  $   22,537  $  (13,167)
    Adjustments to reconcile net income (loss) to net cash used in operating activities:
      Depreciation and amortization...........................................       7,446       3,744       2,973
      Deferred revenue........................................................     (35,870)    (11,640)        133
      Gain on sale of hardware systems assets.................................          --     (18,032)         --
      Revenue recognized in exchange for common stock.........................          --     (10,965)         --
      In-process research and development.....................................       7,700          --          --
      Changes in operating assets and liabilities:
        Accounts receivable, net..............................................       2,571         213     (20,561)
        Prepaid and other assets..............................................         733         803        (678)
        Accounts payable......................................................      (2,249)        (74)      1,364
        Accrued expenses......................................................      (1,540)       (783)      4,058
        Hardware incentives...................................................      (1,236)     (2,944)         --
        Other liabilities.....................................................       1,095        (162)     (1,255)
                                                                                ----------  ----------  ----------
Net cash used in operating activities.........................................      (8,079)    (17,303)    (27,133)
                                                                                ----------  ----------  ----------
Cash flows from investing activities:
  Proceeds from sale of hardware systems assets...............................          --      20,000          --
  Sale of short-term investments, net.........................................      21,500         735       6,814
  Capital expenditures........................................................      (4,304)     (1,254)     (2,507)
  Acquisition of businesses...................................................      (4,575)         --          --
                                                                                ----------  ----------  ----------
Net cash provided by investing activities.....................................      12,621      19,481       4,307
                                                                                ----------  ----------  ----------
Cash flows from financing activities:
  Proceeds from short-term debt...............................................          --          --       9,505
  Repurchase of common stock..................................................          --        (722)     (2,375)
  Proceeds from issuance of common stock, net.................................       1,851       1,455       2,044
  Payments on capital lease obligations.......................................      (1,446)     (1,083)       (301)
                                                                                ----------  ----------  ----------
Net cash provided by (used in) financing activities...........................         405        (350)      8,873
                                                                                ----------  ----------  ----------
Effect of foreign currency translation........................................         (11)        (14)         --
                                                                                ----------  ----------  ----------
Net increase (decrease) in cash and cash equivalents..........................       4,936       1,814     (13,953)
Cash and cash equivalents at beginning of year................................       9,459      14,395      16,209
                                                                                ----------  ----------  ----------
Cash and cash equivalents at end of year......................................  $   14,395  $   16,209  $    2,256
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Supplemental disclosures of cash flow information:
  Cash paid during the year
    Interest..................................................................  $      628  $      135  $       20
    Income and foreign withholding taxes......................................  $    4,075          --          --
  Noncash investing and financing transactions:
    Assets acquired under capital lease obligations...........................  $      152          --          --
    Common stock issued in connection with business acquisitions..............  $    5,680          --          --

          See accompanying Notes to Consolidated Financial Statements.

                        THE 3DO COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         MARCH 31, 1997, 1998 AND 1999

A. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

    In April 1993, The 3DO Company was incorporated as a Delaware holding company. The accompanying Consolidated Financial Statements include the accounts of The 3DO Company and its wholly owned subsidiaries (Company), 3DO Europe, Ltd. and Studio 3DO K.K. The 3DO Company develops and publishes branded interactive entertainment software for multiple platforms.

    BASIS OF PRESENTATION

    The software publishing statements of operations were primarily derived from the sales of interactive entertainment software and software publishing related expenses. The hardware systems statements of operations were primarily derived from revenue recognized under the M2 Agreement with Matsushita and expenses associated with the hardware operations. Software publishing has incurred negative cash flows for all periods presented and the Company primarily has relied upon cash generated from the sale or license of hardware systems technology to fund software publishing operations (see notes G and H.) For presentation purposes all net interest and other income has been allocated to software publishing.

    All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

    USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

    CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash equivalents include highly liquid investments with remaining maturities of 90 days or less at the date of purchase.

    The Company has classified its investments in certain debt and equity securities as "available-for-sale." Such investments are recorded at fair value, with unrealized gains and losses recorded as accumulated other comprehensive income (loss) in stockholders' equity, until realized. Fair value is based on quoted market prices for these or similar investments. Realized gains and losses are recorded in the accompanying Consolidated Statements of Operations and were immaterial during the periods presented. The cost of securities sold is based upon the specific identification method.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives or lease terms, if applicable, of the assets, which range from one to five years.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

A. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    The Company reviews its long-lived assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets including goodwill held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets including goodwill are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

    STOCK-BASED COMPENSATION

    The Company uses the intrinsic value-based method of accounting for all of its employee stock-based compensation plans.

    REVENUE RECOGNITION

    Revenue from the sale of software titles published and distributed by the Company is recognized at the time of shipment. Subject to certain limitations, the Company permits its customers to exchange software titles published and distributed by the Company, within certain specified periods, and provides price protection on certain unsold merchandise. Software publishing revenue is reflected net of allowances for returns, price protection and discounts. Software licensing revenue is recognized upon persuasive evidence of an arrangement, 3DO's fulfillment of its obligations (e.g., delivery of the product golden master) under any such licensing agreement, and determination that collection of a fixed or determinable license fee is considered probable. Per-copy royalties on sales that exceed the minimum guarantee are recognized as earned. Revenue from the Company's on-line service is recognized monthly based on usage.

    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2 SOFTWARE REVENUE RECOGNITION, which supersedes SOP 91-1. SOP 97-2 is effective for the Company for transactions entered into after March 31, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The Company adopted SOP 97-2 in the current fiscal year. However, the effect of adopting SOP 97-2 did not have a material impact on the Company's consolidated results of operations or financial position.

    In February 1998, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 98-4, DEFERRAL OF THE EFFECTIVE DATE OF SOP 97-2. The SOP defers the effective date for applying the provisions regarding vendor-specific objective evidence (VSOE) of fair value until fiscal year beginning after December 15, 1998.

    In December 1998, AcSEC issued SOP 98-9 SOFTWARE REVENUE RECOGNITION, WITH RESPECT TO CERTAIN ARRANGEMENTS, which requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

A. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) arrangement. Under the "residual method", the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. SOP 98-9 is effective for the Company for transactions entered into after March 31, 1999. The effect of adopting SOP-98-9 is not expected to have a material impact on the Company.

    OTHER ASSETS

    Intangible assets, primarily goodwill from the acquisition of New World Computing, are stated at cost less accumulated amortization and are included in other assets. Amortization of goodwill is computed on a straight-line basis over the estimated useful life of approximately five years.

    ADVERTISING EXPENSES

    Advertising costs are expensed as incurred. Cooperative advertising with distributors and retailers is expensed when spending is committed. For fiscal 1997, 1998, and 1999, advertising expenses totaled approximately $3,682,000, $3,511,000, and $10,330,000, respectively.

    INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not.

    FOREIGN CURRENCY TRANSLATION

    The functional currencies of the Company's foreign subsidiaries are their local currencies. The Company translates assets and liabilities to U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from the translation of the foreign subsidiaries' financial statements are recorded as accumulated other comprehensive income
(loss) in stockholders' equity. Gains and losses from foreign currency transactions are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currencies. Net gains and losses resulting from foreign exchange transactions were immaterial during the periods presented.

    NET INCOME (LOSS) PER SHARE

    Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the weighted average number of shares of common stock outstanding and, when dilutive, common equivalent shares from options to purchase common stock using the treasury stock method.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

A. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods presented:

                                                                FOR THE YEAR ENDED MARCH 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              ---------  ---------  ----------
                                                                       (IN THOUSANDS)
Net income (loss)...........................................  $  13,271  $  22,537  $  (13,167)
Shares used to compute basic net income (loss) per
  share--weighted-average number of common shares
  outstanding...............................................     27,662     26,387      25,602
Effect of common equivalent shares--stock options
  outstanding using the treasury stock method...............      1,273        727      --
                                                              ---------  ---------  ----------
Shares used to compute diluted net income (loss) per
  share.....................................................     28,935     27,114      25,602
                                                              ---------  ---------  ----------
                                                              ---------  ---------  ----------
Basic net income (loss) per share...........................  $    0.48  $    0.85  $    (0.51)
                                                              ---------  ---------  ----------
                                                              ---------  ---------  ----------
Diluted net income (loss) per share.........................  $    0.46  $    0.83  $    (0.51)
                                                              ---------  ---------  ----------
                                                              ---------  ---------  ----------

    Options to purchase 109,406, 932,823 and 11,421,526 shares of common stock were excluded from the Company's dilutive net income (loss) per share calculations in fiscal 1997, 1998 and 1999, respectively because their effect was anti-dilutive. These anti-dilutive shares had weighted average exercise prices of $11.49, $4.13 and $3.24 in fiscal 1997, 1998 and 1999, respectively.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. SFAS No. 133 will be adopted by the Company in the first quarter of fiscal 2002 and is not expected to have a material impact on its financial statements.

    In March 1998, the American Institute of Certified Public Accountants issued SOP No. 98-1 ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP No. 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP No. 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP No. 98-1 to have a material impact on its results of operations or financial condition.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

B. AVAILABLE-FOR-SALE SECURITIES

    Available-for-sale securities classified as current assets as of March 31, 1998 and 1999 included the following:

                                                                         AGGREGATE FAIR VALUE
                                                                              MARCH 31,
                                                                        ----------------------
                                                                           1998        1999
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Short-term investments:
  U. S. Treasury and other government agency obligations..............  $   11,553  $   11,595
  Commercial debt securities..........................................       6,822      --
                                                                        ----------  ----------
Total short-term investments                                                18,375      11,595
Cash equivalents:
  Money market funds..................................................      15,128      --
                                                                        ----------  ----------
Total available-for-sale securities...................................  $   33,503  $   11,595
                                                                        ----------  ----------
                                                                        ----------  ----------

    The aggregate fair value of the Company's investment in available-for-sale securities as of March 31, 1999, by contractual maturity, consisted of the following:

                                                                                   AGGREGATE
                                                                                  FAIR VALUE
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
Due in one year or less........................................................   $     9,602
Due in one to three years......................................................         1,993
                                                                                 -------------
                                                                                  $    11,595
                                                                                 -------------
                                                                                 -------------

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS, RETURNS AND PRICE PROTECTION

    The following summarizes the activity for the allowance for doubtful accounts, returns and price protection for fiscal 1997, 1998 and 1999:

                                                                     YEAR ENDED MARCH 31,
                                                                -------------------------------
                                                                  1997       1998       1999
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Balance at beginning of year..................................  $   2,329  $   3,108  $   1,888
Additions.....................................................      4,873      2,113      6,931
Deductions....................................................     (4,094)    (3,333)    (4,802)
                                                                ---------  ---------  ---------
Balance at end of year........................................  $   3,108  $   1,888  $   4,017
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

D. PROPERTY AND EQUIPMENT

    Property and equipment as of March 31, 1998 and 1999, consisted of:

                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1998        1999
                                                                         ---------  ----------
                                                                            (IN THOUSANDS)
Computer and manufacturing equipment...................................  $   6,578  $    8,691
Furniture, fixtures and leasehold improvements.........................      2,567       2,644
Computer software......................................................      2,563       2,880
                                                                         ---------  ----------
Property and equipment, at cost........................................     11,708      14,215
Less accumulated depreciation and amortization.........................     (8,372)    (10,895)
                                                                         ---------  ----------
Property and equipment, net............................................  $   3,336  $    3,320
                                                                         ---------  ----------
                                                                         ---------  ----------

    As of March 31, 1998 and 1999, property and equipment includes approximately $1.6 and $0.2 million of assets acquired under capital lease obligations, respectively. Accumulated amortization related to these lease assets was approximately $1.5 million and $0.1 million as of March 31, 1998 and 1999, respectively.

E. ACCRUED EXPENSES

    Accrued expenses as of March 31, 1998 and 1999, consisted of the following:

                                                                                  MARCH 31,
                                                                             --------------------
                                                                               1998       1999
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Accrued compensation.......................................................  $     614  $   2,112
Accrued market development fund............................................        294      1,146
Accrued royalties..........................................................        643        214
Other......................................................................        917      3,054
                                                                             ---------  ---------
Total......................................................................  $   2,468  $   6,526
                                                                             ---------  ---------
                                                                             ---------  ---------

F. STOCK PLANS

EMPLOYEE STOCK PURCHASE PLAN

    The Company has an Employee Stock Purchase Plan whereby eligible employees may authorize payroll deductions of up to 20% of their compensation to purchase shares at 85% of the lower of the fair market value of the common stock on the date of commencement of the two-year offering period, or on the last day of each six-month purchase period. The Employee Stock Purchase Plan commenced in September 1994. In fiscal 1997, 1998 and 1999, 204,254, 127,596 and 358,297 shares, respectively, were issued by the Company to employees at a price ranging from $3.98 to $6.80, $2.18 to $2.98 and $2.18 to $2.40 per share, respectively. The weighted-average fair value of the rights issued to employees to purchase a share of stock under the Stock Purchase Plan was $2.93, $1.44 and $1.71 at March 31, 1997, 1998 and 1999, respectively. As of March 31, 1997, 1998 and 1999, the
Company had 550,555,

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

F. STOCK PLANS (CONTINUED)
422,959 and 1,564,662 shares, respectively, of common stock reserved for future issuance under the Employee Stock Purchase Plan.

STOCK OPTION PLAN

    The Company's 1993 Incentive Stock Plan (Plan) authorizes the granting of incentive and non-qualified stock options and stock purchase rights to employees. Incentive stock options must be granted with exercise prices at least equal to the fair market value of the common stock on the date of grant, as determined by the Company's Board of Directors. Non-qualified stock options and stock purchase rights must be granted with exercise prices at least equal to 85% of the fair market value of the common stock on the grant date, as determined by the Board of Directors. Stock options generally vest over a 60-month period. Unexercised options generally expire 10 years from date of grant.

    As of March 31, 1997, 1998 and 1999, 13,211,136, 18,229,625 and 20,783,869
shares, respectively, of common stock have been authorized for issuance under the Plan.

DIRECTOR OPTION PLAN

    The Company's 1995 Director Option Plan (Director Plan) authorizes the granting of non-qualified stock options to each Outside Director on the date such person first becomes an Outside Director. The exercise price of the options is the fair market value per share of the common stock on the grant date. The stock options vest over a 60-month period. Unexercised options expire ten years from the date of grant.

    As of March 31, 1997, 1998 and 1999, 300,000, 700,000 and 700,000 shares, respectively, of common stock have been authorized for issuance under the Director Plan.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

F. STOCK PLANS (CONTINUED)
    Transactions for all of the Company's option plans for fiscal 1997, 1998 and 1999, were as follows:

                                                                      OPTIONS OUTSTANDING
                                                                 ------------------------------
                                                     OPTIONS                       WEIGHTED
                                                    AVAILABLE                       AVERAGE
                                                    FOR GRANT       SHARES      EXERCISE PRICES
                                                  -------------  -------------  ---------------
Outstanding as of March 31, 1996................      3,442,925      5,328,529     $    9.28

Authorized......................................      3,000,000       --              --
Granted.........................................    (16,005,702)    16,005,702          6.79
Terminated......................................     13,306,657    (13,306,657)         8.82
Exercised.......................................       --             (438,085)         1.64
                                                  -------------  -------------
Outstanding as of March 31, 1997................      3,743,880      7,589,489          5.27

Authorized......................................      3,992,861       --              --
Granted.........................................    (12,063,610)    12,063,610          3.14
Terminated......................................     10,656,742    (10,656,742)         4.75
Exercised.......................................       --             (521,287)         2.20
                                                  -------------  -------------
Outstanding as of March 31, 1998................      6,329,873      8,475,070          3.07

Authorized......................................      2,547,489       --              --
Granted.........................................     (4,926,250)     4,926,250          3.49
Terminated......................................      1,595,558     (1,595,558)         3.17
Exercised.......................................       --             (384,236)         3.16
                                                  -------------  -------------
Outstanding as of March 31, 1999................      5,546,670     11,421,526     $    3.24
                                                  -------------  -------------
                                                  -------------  -------------

    The weighted-average fair values of options granted during 1997, 1998 and 1999 with exercise prices equal to market value were $2.41, $1.07 and $2.13, respectively.

    As of March 31, 1997, 1998 and 1999, 1,618,167, 1,564,301 and 2,998,633
options, respectively, were exercisable under the Plan. The weighted-average exercise price for the shares exercisable at March 31, 1997, 1998 and 1999 were $4.84, $3.12, and $3.10, respectively. Fiscal 1997 and 1998 shares granted and shares terminated as shown in the table above included options which were repriced.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

F. STOCK PLANS (CONTINUED)
    The following table summarizes information about fixed stock options outstanding at March 31, 1999:

                                           OPTIONS OUTSTANDING
                                ------------------------------------------    OPTIONS EXERCISABLE
                                                 WEIGHTED-                  ------------------------
                                                  AVERAGE       WEIGHTED-                 WEIGHTED-
                                                 REMAINING       AVERAGE                   AVERAGE
                                   NUMBER       CONTRACTUAL     EXERCISE      NUMBER      EXERCISE
EXERCISE PRICE                  OUTSTANDING        LIFE           PRICE     OUTSTANDING     PRICE
------------------------------  ------------  ---------------  -----------  -----------  -----------
$0.05 to $0.40................        39,312          3.36      $    0.18       39,312    $    0.18
$2.00 to $2.97................     1,743,626          8.69      $    2.25      388,459    $    2.16
$3.03 to $3.94................     9,208,888          8.76      $    3.38    2,552,882    $    3.27
$4.44 to $5.50................       427,550          9.94      $    4.49       16,839    $    5.46
$8.13.........................         2,150          7.36      $    8.13        1,141    $    8.13
                                ------------                                -----------
$0.05 to $8.13................    11,421,526          8.77      $    3.24    2,998,633    $    3.10
                                ------------                                -----------
                                ------------                                -----------

    In April 1996, October 1996 and April 1997, the Board of Directors approved the repricing of options granted at prices in excess of $8.25, $5.50 and $3.25 per share, respectively, for all employees, including executive officers.

PRO FORMA NET INCOME (LOSS)

    Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company is required to disclose the pro forma effects on net income (loss) and net income (loss) per share data as if the Company had elected to use the fair value approach to account for all its employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's pro forma net income and pro forma net income per share for fiscal 1997, 1998 and 1999 would have been as indicated below:

                                                                    YEAR ENDED MARCH 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              ---------  ---------  ----------
Net income (loss) as reported...............................  $  13,271  $  22,537  $  (13,167)
Pro forma...................................................  $   7,230  $  16,483  $  (20,130)

Net income (loss) per basic share as reported...............  $    0.48  $    0.85  $    (0.51)
Pro forma...................................................  $    0.26  $    0.62  $    (0.79)

Net income (loss) per diluted share as reported.............  $    0.46  $    0.83  $    (0.51)
Pro forma...................................................  $    0.25  $    0.61  $    (0.79)

    The effects of applying SFAS No. 123 may not be representative of the effects on reported operating results for future years as the pro forma calculations are based on grants made in fiscal 1996 through 1999. The fair value of employee stock options and employee stock purchase plan rights are

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

F. STOCK PLANS (CONTINUED)
estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions for fiscal 1997, 1998 and 1999:

                                                   OPTION PLAN                               ESPP
                                      -------------------------------------  -------------------------------------
                                         1997         1998         1999         1997         1998         1999
                                      -----------  -----------  -----------  -----------  -----------  -----------
Weighted-average risk free
  rate..............................       6.01%        6.31%        5.51%        6.04%        5.63%        5.82%
Expected life of options/rights (in                                                  2 years with 6 month
  years)............................        3.5          3.5          3.5                 increments
Expected stock price volatility.....         68%          78%          84%          68%          78%          84%
Dividend yield......................         --           --           --           --           --           --
Forfeiture rate.....................         60%          60%          20%          60%          60%          20%

G. MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD. AGREEMENTS

    On December 7, 1995, the Company and Matsushita Electronic Industrial Co., Ltd. (MEI) entered into a licensing agreement pursuant to which the Company granted MEI a perpetual, exclusive, worldwide license, with the right to grant sublicenses, with respect to the M2 Technology, for use in both hardware and software for games and all other applications (M2 Agreement). The license was originally granted in exchange for an upfront license payment of $100.0 million, and for certain royalties that were agreed to be paid to 3DO with respect to certain software products manufactured after January 1, 1998, which are compatible with the M2 Technology.

    Under the terms of the M2 Agreement, MEI granted 3DO a non-exclusive license to use the M2 Technology for the development, manufacture and distribution of
(i) hardware products designed for use in the computer field, (ii) software and peripherals compatible with hardware products developed by MEI or its sublicensees that incorporate the M2 Technology, and (iii) development systems to be used by third parties outside of Japan that are authorized by MEI to develop and publish software products compatible with hardware products that incorporate the M2 Technology. All revenue related to the M2 Agreement has been recognized as of the end of fiscal year 1998 under the percentage-of-completion method of accounting.

    On April 24, 1996, the Company agreed to make certain modifications to the M2 system design pursuant to the terms of an addendum (Addendum) to the M2 Agreement with MEI. As consideration for 3DO providing certain engineering and support services, MEI agreed to pay an additional aggregate fee of approximately $4.5 million to be received in installments in fiscal 1997 and 1998. On July 23, 1997, the Company and MEI signed a second addendum (Second Addendum) to the M2 Agreement. Under the Second Addendum, the Company relinquished its rights to develop and distribute software and peripherals that are compatible with hardware products developed by MEI or its sublicensees that incorporate the M2 Technology, and gave up its right to develop and distribute M2-compatible authoring systems. In addition, the Company relinquished its right to receive royalties with respect to MEI's potential use of the M2 Technology, as well as certain other rights. In exchange, MEI returned to the Company all of the approximately 3.2 million shares of the Company's common stock that it previously owned. The Company recognized approximately $11.0 million of non-cash revenue in connection with this transaction.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

H. SALE OF SYSTEMS GROUP

    On June 23, 1997, the Company sold most of the assets of the Company's former hardware systems group, including certain technologies and related intellectual property rights and approximately $1.5 million in equipment, to Samsung Electronics Company, Ltd. (Samsung) for $20.0 million, realizing a gain of approximately $18.0 million. As part of the sales agreement, CagEnt Technologies, Inc. (CagEnt), a subsidiary of Samsung, agreed to assist the Company, as a subcontractor, with respect to the Company's efforts to complete the remaining deliverables under the M2 Agreement with MEI.

I. CIRRUS LOGIC, INC.

    In February 1996, the Company licensed the 3-D graphics portion of the M2 Technology to Cirrus Logic, Inc. (Cirrus) for the potential development of high-end 3-D graphics chips for the PC market. Under the terms of the Joint Development and License Agreement (Cirrus Agreement) the Company agreed to develop certain modifications to its semiconductor technology familiarly known to the parties as the "3DEngine." As partial consideration under such agreement, the Company received the non-refundable sum of $2.5 million. This payment has been recognized as revenue under the percentage-of-completion method of accounting.

    On October 3, 1996, Cirrus filed a complaint to rescind the Cirrus Agreement on the grounds of frustration of purpose, mistake, failure of consideration, concealment, and non-disclosure, and seeking to obtain a repayment of $2.5 million in nonrefundable payments made to the Company. The Company responded to Cirrus' complaint and filed a cross-complaint regarding Cirrus' breach of the Cirrus Agreement and seeking to enforce its rights under said agreement, including procurement of Cirrus' payment of $4.5 million in nonrefundable license fees, prepaid royalties and termination fees, plus damages, interest, and attorneys' fees and costs.

    On October 15, 1997, 3DO and Cirrus resolved and settled the parties' respective claims with respect to the above-referenced litigation, including, inter alia, the dismissal with prejudice of the subject litigation, the general release of both parties from any and all claims relating to the Cirrus Agreement, and the payment by Cirrus to 3DO of a mutually acceptable sum in satisfaction of the license fees, advance royalties, and payments for engineering services due to 3DO in connection with the Cirrus Agreement. The Company recognized the payment as revenue in fiscal 1998.

J.  NET INTEREST AND OTHER INCOME

    Net interest and other income for the fiscal 1997, 1998 and 1999, consisted of the following:

                                                                        YEAR ENDED MARCH 31,
                                                                   -------------------------------
                                                                     1997       1998       1999
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Interest income..................................................  $   2,720  $   2,108  $   1,134
Interest expense.................................................       (628)      (135)       (20)
Other income (expense), net......................................         23        (99)         5
                                                                   ---------  ---------  ---------
                                                                   $   2,115  $   1,874  $   1,119
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

K. INCOME TAXES

    The provision for income taxes consisted of the following:

                                                                          YEAR ENDED MARCH 31,
                                                                     -------------------------------
                                                                       1997       1998       1999
                                                                     ---------  ---------  ---------
                                                                             (IN THOUSANDS)
Current:
  Federal..........................................................  $      75  $     120  $      --
  State and local..................................................          1          1          1
  Foreign..........................................................      3,999         98        190
                                                                     ---------  ---------  ---------
Total current......................................................      4,075        219        191
                                                                     ---------  ---------  ---------
Total deferred.....................................................         --         --         --
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------
Total income taxes.................................................  $   4,075  $     219  $     191
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    The differences between the statutory income tax rate and the Company's effective tax rate, expressed as a percentage of income before provision for income taxes, for fiscal 1997, 1998 and 1999 were as follows:

                                                                             YEAR ENDED MARCH 31,
                                                                        -------------------------------
                                                                          1997       1998       1999
                                                                        ---------  ---------  ---------
Statutory federal tax rate............................................       34.0%      34.0%      34.0%
Valuation allowance...................................................      (33.6)     (36.1)     (35.8)
Foreign tax withholding and other.....................................       23.1        3.1        0.3
                                                                        ---------  ---------  ---------
                                                                             23.5%       1.0%      (1.5)%
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The tax effect of temporary differences that give rise to significant portions of deferred tax assets as of March 31, 1998 and 1999, are presented as follows:

                                                                         YEAR ENDED MARCH 31,
                                                                        ----------------------
                                                                           1998        1999
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Deferred tax asset:
  Depreciation and amortization.......................................  $    2,479  $    3,251
  Deferred revenue....................................................         151         208
  Deferred research and development costs.............................       7,819       7,861
  Net operating loss carryforwards....................................      30,554      34,813
  Tax credit carryforwards............................................      22,257      24,807
  Other...............................................................      (2,260)     (2,009)
                                                                        ----------  ----------
Total gross deferred tax assets.......................................      61,000      68,931
Less valuation allowance..............................................     (61,000)    (68,931)
                                                                        ----------  ----------
Net deferred tax assets...............................................  $       --  $       --
                                                                        ----------  ----------
                                                                        ----------  ----------

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

K. INCOME TAXES (CONTINUED)
    The valuation allowance increased $7.9 million in fiscal 1999. Approximately $0.5 million of the valuation allowance is related to benefits associated with employee stock options, which will be allocated to equity when realized.

    As of March 31, 1999, the Company had cumulative federal net operating loss carryforwards of approximately $100.6 million for federal income tax purposes, which if not offset against future taxable income, will expire in fiscal 2009 through 2019. As of March 31, 1999, the Company has cumulative California net operating loss carryforwards of approximately $6.8 million, which if not offset against future taxable income, will expire in the fiscal 2002 through 2004.

    As of March 31, 1999, the Company had unused research and development tax credits of approximately $6.8 million and $5.3 million available to reduce future federal and California income taxes, respectively. The federal research and development tax credit expires in various years through 2019. The California research and development tax credit can be carried forward indefinitely. The Company also had foreign tax credits of approximately $11.5 million available to reduce future federal income taxes, expiring through fiscal 2004. There are also minimum tax credits of approximately $0.5 million available to reduce future federal income taxes, which will carry forward indefinitely.

L. LEASE COMMITMENTS

    The Company leases its facilities under several operating lease agreements. The Company also leases certain office equipment under non-cancelable operating leases. Lease payments for the periods ended March 31, 1997, 1998, and 1999, were $2.0 million, $1.2 million and $1.5 million, respectively.

    Future minimum lease payments are as follows:

MARCH 31,
-------------------------------------------------------------------------------    OPERATING
                                                                                    LEASES
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
2000...........................................................................    $   2,930
2001...........................................................................        2,943
2002...........................................................................        1,787
2003...........................................................................          842
2004...........................................................................          652
                                                                                      ------
Total minimum lease payments...................................................    $   9,154
                                                                                      ------
                                                                                      ------

M. CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, short-term investments, and accounts receivable. The Company's investment portfolio consists of diversified investment-grade securities. The Company's policy limits the amount of credit exposure to investments in any one issue, and the Company believes no significant concentration of credit risk exists with respect to these investments.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

M. CONCENTRATION OF CREDIT RISK (CONTINUED)
    Credit risk in receivables is limited to distributors, retailers, software developers, software licensees and affiliated labels. The Company performs ongoing credit evaluations of its customers' financial condition and requires prepayments when deemed necessary.

N. ACQUISITIONS

    NEW WORLD COMPUTING, INC.

    In June 1996, the Company purchased certain assets and assumed certain liabilities of New World Computing, Inc. (NWC), a PC platform game developer located in Agoura Hills, California. Subsequent to the asset purchase, the Company created a production unit using the New World Computing brand name. As consideration for the purchase, the Company issued approximately 1 million shares of its common stock to the parent of NWC, NTN Communications, Inc. (NTN). In addition, under the terms of the agreement, the Company was obligated to make a cash payment to NTN because the value of the Company's stock issued in the transaction fell below an amount equal to approximately $10 per share during a period following the closing date (Purchase Price Guarantee); in fiscal year 1997, the Company paid approximately $5.0 million to NTN. This payment represents the total amount due to NTN under the terms of the asset purchase agreement and, as such, the Company has no further obligations to NTN under the Purchase Price Guarantee. The Company recorded the purchase in June 1996 using the purchase method of accounting. A charge was recorded in the first quarter of fiscal year 1997 for $7.7 million representing the amount of the purchase price assigned to in-process research and development because the acquired technology had not yet reached technological feasibility and had no other future alternative uses. At the time of the acquisition, a total of 12 products were in development. The Company estimated that the average aggregate percentage of completion for those products was approximately 47%. Of the 12 products in development, four were subsequently cancelled and four were completed and released, but generated minimal revenues. The remaining four products were completed and released with modest market success. However, the average percentage of completion for those products was only approximately 33% at the time of acquisition. The Company used an income approach in valuing the acquired in-process research and development. The income approach reflects the present value of the operating cash flows generated by the in-process research and development after taking into account the cost to complete the projects, the relative risk of the projects and an appropriate discount rate to reflect the time value of investment capital.

    At the time, the entire purchase was booked at the guaranteed purchase price. As a result, the payment of approximately $5.0 million has no impact on the Company's income statement for fiscal 1997. Also included as part of the purchase price were intangibles valued at $3.1 million, to be amortized on a straight line basis over a period of one to five years. As of March 31, 1998 and 1999, intangible assets, net of amortization, were $1.5 million and $1.0 million, respectively.

    The results of operations of NWC have been included in the Company's results of operations since the date of acquisition. The following unaudited pro forma information presents the results of operations of the Company and New World Computing for fiscal 1997, with pro forma adjustments as if the acquisition had been consummated as of the beginning of the periods presented.

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

N. ACQUISITIONS (CONTINUED)
    Pro forma financial information:

                                                                                FOR YEAR ENDED
                                                                                MARCH 31, 1997
                                                                                --------------
Revenues......................................................................    $   93,191
Net income (loss).............................................................    $   11,678
Net income (loss) per basic share.............................................    $     0.42
Net income (loss) per diluted share...........................................    $     0.40

    ARCHETYPE INTERACTIVE CORPORATION

    In May 1996, the Company acquired all the outstanding stock of Archetype Interactive Corporation, a software developer of a multi-user role playing game designed to be played over the Internet, from its shareholders in a tax-free reorganization which has been accounted for using the "pooling-of-interests" method of accounting. The Company issued 592,000 shares of its common stock in connection with this transaction.

    The results of operations of Archetype Interactive Corporation prior to the acquisition date are not considered material to the consolidated results of operations of the Company and, accordingly, the Company's consolidated financial statements have not been restated for all periods.

O. GEOGRAPHIC, SEGMENT AND SIGNIFICANT CUSTOMER INFORMATION

    The Company adopted the provisions of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, during fiscal 1999. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by products for purposes of making operating decisions and assessing financial performance. Therefore, the Company operates in a single operating segment: interactive entertainment software products.

    The disaggregated financial information on a product basis reviewed by the CEO is as follows (in thousands):

                                                                    YEAR ENDED MARCH 31,
                                                               -------------------------------
                                                                 1997       1998       1999
                                                               ---------  ---------  ---------
Software publishing revenues:
  PC.........................................................  $   9,540  $   8,346  $  26,799
  Console....................................................         --         --     20,029
  Other......................................................         --      1,083      1,191
                                                               ---------  ---------  ---------
Total software publishing revenues...........................      9,540      9,429     48,019
Royalty and other revenues...................................     82,810     29,461         --
                                                               ---------  ---------  ---------
Total revenues...............................................  $  92,350  $  38,890  $  48,019
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                        THE 3DO COMPANY AND SUBSIDIARIES

                         MARCH 31, 1997, 1998 AND 1999

O. GEOGRAPHIC, SEGMENT AND SIGNIFICANT CUSTOMER INFORMATION (CONTINUED)
    In fiscal 1999, the Company's two top customers each accounted for approximately 13% of the Company's total revenues. All revenues in fiscal 1999 were derived from the Company's software publishing operations. In fiscal 1997 and 1998, one customer from the Company's former hardware systems business accounted for 85% and 67% of the Company's total revenue, respectively.

    The Company's software publishing export sales are principally in Europe and Asia/Pacific. In each of fiscal 1997, 1998 and 1999, less than 10% of the Company's total net revenues were derived from international software publishing sales. The Company had software publishing export sales, primarily to Japan and the United Kingdom, of approximately $0.6 million, $2.1 million, and $4.2 million for the fiscal 1997, 1998, and 1999, respectively. In fiscal 1997 and 1998, the Company's export sales to Japan from its hardware systems operations were derived primarily from the M2 agreement with MEI. The Company's assets are primarily located in its corporate office in the United States.

P. LINES OF CREDIT

    In fiscal 1999, the Company entered into two revolving credit agreements with Coast Business Credit and Merrill Lynch & Co.

    The Merrill Lynch credit facility allows the Company to borrow up to $20.0 million or 90% of the cash balances in the pledged collateral bank account at Merrill Lynch. The amount outstanding under this credit facility bears a variable per annum rate of interest equal to the sum of the 30-day commercial paper rate plus 2.10% (6.94% as of March 31, 1999). Interest expense is due monthly and the loan balance is due at the expiration date of the credit agreement. This credit agreement will expire on November 30, 2000. As of March 31, 1999, the Company's outstanding loan balance was approximately $9.5 million.

    The Coast Business Credit revolving credit agreement permits the Company to obtain a loan amount of up to $20.0 million, or 60% of qualified accounts receivables, bearing an interest rate equal to Prime Rate plus 2.0% per annum (9.75% as of March 31, 1999) and will expire on March 31, 2002. Interest expense is due monthly and the loan balance is due at the expiration date of the credit agreement. This agreement contains certain financial covenants, including the requirement that the Company:

    - must achieve 80% of the projected quarterly tangible net worth upon projections acceptable to Coast;

    - must maintain $2,000,000 on deposit at all times in restricted accounts which shall be assigned to and accessible only to Coast; and

    - must not pay dividends.

    As of March 31, 1999, no borrowings were outstanding under this facility. However, on April 1, 1999, the Company repaid the outstanding borrowings to Merrill Lynch and borrowed $9.5 million from Coast Business Credit.

    There is a light background with The 3DO Company logo. The front graphics are an assortment of quotes and awards based on our titles. The text on the page consists of:

ARMY MEN

    ARMY MEN 3D

    "These guys really know how to make fun games"--PSExtreme (5/99 issue)

    ARMY MEN-AIR ATTACK

    "What's so damn fun about the Army Men series is the reminiscence factor"--Imagine Games Network (4/30/99)

    ARMY MEN SARGE'S HEROES

    "...It could well be a masterpiece"--Nintendo Power (4/99)

    "Some very impressive gameplay mechanics and a superb multiplayer mode"--Imagine Games Network (3/29/99)

    ARMY MEN I

    "Toy war is a hell of a lot of fun"--The Washington Post (5/22/99)

    ARMY MEN II

    "...I found it hard to tear myself away"--PC Accelerator May 1999

BATTLETANX

    - "5 stars"--CNET Gamecenter (2/5/99)

    - "Battletanx blows up the N64 with great gameplay and ferocious multiplay action"--GamePro (February 1999)

    - "One of the best multiplayer games of all time."--Nintendo Power (December
      1998)

HIGH HEAT BASEBALL

    - "Editor's Choice"--Computer Gaming World (7/99 issue)

    - "This game says hello like the business end of a Louisville slugger"--Computer Gaming World (7/99 issue)

    - "High Heat Baseball 2000 is on track to be not only the best baseball game of this season, but possibly of all time"--PC Gamer (5/99 issue)

    - "3DO has already locked up the MVP award, and everyone else can pretty much go home and work on next year"--Operation Sports (4/26/99)

    - "High Heat 2000 (HH2K) is quite possibly the best baseball game of the year, if not of all time!"-- Operation Sports (4/26/99)

MIGHT AND MAGIC

    MIGHT AND MAGIC VI THE MANDATE OF HEAVEN

    - Computer Gaming World Editor's Choice (8/98 issue)

    - #1 Holiday Role-Playing Pick, Computer Gaming World (12/98 issue)

    - PC Gamer Editor's Choice (8/98 issue)

    - "Once you start playing, you won't be able to stop"--PC Gamer (8/98 issue)

HEROES OF MIGHT AND MAGIC II

    - "The most popular turn-based strategy game in history"--PC Gamer (10/98 issue)

    - Computer Gaming World Hall of Fame (7/99)

HEROES OF MIGHT AND MAGIC III

    - "5 stars"--CNET Gamecenter (3/11/99)

    - "A"--Gameweek (3/17/99 issue)

    - "5 stars"--Computer Games Strategy Plus (6/98 issue)

    - Computer Games Strategy Plus Stamp of Approval (6/98 issue)

    - Computer Gaming World Editor's Choice (6/98 issue)

    - Honored in "The Family PC Top 100"--Family PC (June/July '99)

    - Family PC tested (June/July '99)

    - Rated 92.--Family PC (June/July '99)

    - "One of the most brilliant strategy game designs ever conceived"--GameSpot (3/99)

VEGAS GAMES 2000

    - "Put a bet on this one to win the jackpot."--hotgames.com

                             ----------------------

                               TABLE OF CONTENTS

                             ----------------------

                                                PAGE
                                              ---------
Prospectus Summary..........................          3
Risk Factors................................          6
Forward-Looking Statements..................         16
Use Of Proceeds.............................         17
Dividend Policy.............................         17
Price Range Of Common Stock.................         17
Capitalization..............................         18
Dilution....................................         19
Selected Consolidated Financial Data........         20
Management's Discussion And Analysis Of
  Financial Condition And Results Of
  Operations................................         21
Business....................................         33
Management..................................         46
Principal Stockholders......................         48
Description Of Capital Stock................         50
Underwriting................................         51
Legal Matters...............................         53
Experts.....................................         53
Additional Information......................         53
Information Incorporated By Reference.......         53
Index To Consolidated Financial
  Statements................................        F-1

                                           SHARES

                                   [3DO LOGO]

                                  COMMON STOCK

                                 --------------
                                   PROSPECTUS
                                 --------------

                       GERARD KLAUER MATTISON & CO., INC.

                           WEDBUSH MORGAN SECURITIES

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, NASD filing fee and Nasdaq National Market fee.

SEC registration fee..............................................................  $    9,591
NASD filing fee...................................................................       3,950
Nasdaq National Market fee........................................................      17,500
Printing and engraving costs......................................................     175,000
Legal fees and expenses...........................................................     200,000
Accounting fees and expenses......................................................     200,000
Blue sky fees and expenses........................................................       5,000
Transfer agent and registrar fees.................................................       5,000
Miscellaneous expenses............................................................      83,959
                                                                                    ----------
  Total...........................................................................  $  700,000
                                                                                    ----------
                                                                                    ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its executive officers and directors. The Registrant has also purchased and maintains insurance for its officers, directors, employees and agents against liabilities which an officer, a director, an employee or an agent may incur in his capacity as such.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

  EXHIBIT
  NUMBER
-----------
       1.1   Form of Underwriting Agreement
       5.1   Opinion of James A. Cook, General Counsel*
      23.1   Consent of Independent Auditors
      23.2   Consent of James A. Cook, Executive Vice President, General Counsel and Secretary (see exhibit 5.1)*
      23.3   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
      24.1   Power of Attorney (see page II-3)
      27.1   Financial Data Schedule

------------------------

*   To be filed by amendment

    (B) FINANCIAL STATEMENT SCHEDULES

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 9th day of June, 1999.

                                THE 3DO COMPANY

                                By:          /s/ WILLIAM M. HAWKINS III
                                     -----------------------------------------
                                               William M. Hawkins III
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Adams and James A. Cook, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
  /s/ WILLIAM M. HAWKINS III      and
------------------------------    Chairman of the Board        June 9, 1999
    William M. Hawkins III        (Principal Executive
                                  Officer)

      /s/ JOHN W. ADAMS         Chief Financial Officer
------------------------------    (Principal Financial         June 9, 1999
        John W. Adams             Officer)

------------------------------  Director                       June 9, 1999
       William A. Hall

  /s/ H. WILLIAM JESSE, JR.
------------------------------  Director                       June 9, 1999
    H. William Jesse, Jr.

      /s/ HUGH C. MARTIN
------------------------------  Director                       June 9, 1999
        Hugh C. Martin

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                                                                         PAGE
-----------                                                                                                    ---------
       1.1   Form of Underwriting Agreement
       5.1   Opinion of James A. Cook, General Counsel*
      23.1   Consent of Independent Auditors
      23.2   Consent of James A. Cook, Executive Vice President, General Counsel and Secretary (see exhibit
               5.1)*
      23.3   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
      24.1   Power of Attorney (see page II-5)
      27.1   Financial Data Schedule

------------------------

*   To be filed by amendment